United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

05049380

P.E.
12-31-04

AR/S

Annual Report 2004

UNITED SECURITY BANCSHARES, INC.

Directors

Dan R. Barlow
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
James C. Stanley
Howard M. Whitted
Bruce N. Wilson

FIRST UNITED SECURITY BANK

Directors

Dan R. Barlow
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
James C. Stanley
Howard M. Whitted
Bruce N. Wilson

ACCEPTANCE LOAN COMPANY

Directors

Jackie F. Ayers
Dan R. Barlow
William D. Morgan
R. Terry Phillips
Ray Sheffield
James C. Stanley
Robert Steen
Bruce N. Wilson

FIRST SECURITY COURIER CORPORATION

Directors

Brian R. Leathers
William D. Morgan
Larry M. Sellers

FUSB REINSURANCE, INC.

Directors

J. Daniel Matheson, III
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
Bruce N. Wilson

Dear Shareholder:

We are extremely pleased with the overall performance of United Security Bancshares, Inc. ("USBI") this past year and encouraged with the strong momentum we have going into 2005. Despite a challenging economic environment, USBI once again delivered record earnings for the third consecutive year.

Net income for 2004 increased 15.0% to $13.1 million, and earnings per share improved from $1.77 during 2003 to $2.04 at year-end. USBI also performed very well in terms of two widely used measures of profitability – return on average assets and return on average equity. Return on average assets was 2.26%, and return on average equity was 16.92%, compared with 2.08% and 16.44%, respectively, for the previous year. These ratios indicate that we continue to utilize our assets and capital effectively.

With respect to the balance sheet, total assets increased by $19 million or 3.4% to reach $586.2 million on December 31, 2004. Average assets for 2004 increased 6% to $582 million, with average earning asset growth being fueled by a 7.1% growth in average loans. Average deposits grew $19.7 million, or 5.3%, to end the year at $391.9 million.

The very successful turnaround of our finance company subsidiary, Acceptance Loan Company ("ALC"), is reflected once again in the overall performance of USBI for this past year. Many of you probably remember that ALC posted a loss of $2.9 million just five years ago; however, this past year record earnings of $3.4 million were achieved by ALC. We are very pleased with the continued performance of ALC, and we congratulate its management and employees for an exceptional job.

Another significant measure of success over the past few years is shown in our Company's market capitalization (the market value of all shares outstanding). The market capitalization of USBI has grown from $96.1 million just prior to our listing on the NASDAQ market in June of 2000 to $214.8 million at year-end 2004. We have said many times that growth is important to us only to the extent that it produces increased profits and shareholder value.

Our newer bank offices continue to perform very well. Calera and Tuscaloosa combined now have approximately $25 million in loans and $13.5 million in deposits. Both are doing quite well in extremely competitive markets.

We continue to analyze possible new markets and explore acquisition opportunities. We strive continuously to enhance the value of your stock and to pursue growth consistent with our business philosophy, and we expect 2005 to be another very successful year for USBI.

We would like to take this opportunity to thank our many employees who have contributed to our success in 2004. We remain focused on serving our customers, communities, and shareholders, and we are very appreciative of your investment in our future.

Sincerely,

Hardie B. Kimbrough
Chairman, Board of Directors

R. Terry Phillips
President and Chief Executive Officer

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In Thousands of Dollars, Except Per Share Amounts)				
RESULTS OF OPERATIONS					
Interest Income	$ 49,434	$ 46,722	$ 45,752	$ 47,776	$ 48,323
Interest Expense	10,209	11,135	14,134	18,419	18,292
Net Interest Income	39,225	35,587	31,618	29,357	30,031
Provision for Loan Losses	3,724	3,505	3,859	5,255	6,837
Non-Interest Income	5,595	5,662	5,069	4,730	4,883
Non-Interest Expense	22,045	21,306	20,032	19,493	19,106
Income Before Income Taxes	19,051	16,438	12,796	9,339	8,971
Income Taxes	5,920	5,023	3,621	2,552	2,193
Net Income Before Cumulative Effect of a Change in Accounting Principle	$ 13,131	$ 11,415	$ 9,175	$ 6,787	$ 6,778
Cumulative Effect of a Change in Accounting Principle	$ 0	$ 0	$ 0	$ (200)	$ 0
Net Income After Cumulative Effect of a Change in Accounting Principle	$ 13,131	$ 11,415	$ 9,175	$ 6,587	$ 6,778
Net Income Per Share:					
Basic	$ 2.04	$ 1.77	$ 1.41	$ 0.95	$ 0.95
Diluted	$ 2.04	$ 1.77	$ 1.41	$ 0.94	$ 0.95
Average Number of Shares Outstanding*	6,431	6,432	6,506	6,988	7,140
PERIOD END STATEMENT OF CONDITION					
Total Assets	$586,153	$567,188	$535,318	$523,112	$509,165
Loans, Net	396,922	379,736	351,434	332,994	296,941
Deposits	400,451	387,680	353,100	354,815	338,156
Long Term Debt	89,637	95,755	105,874	95,992	96,110
Shareholders' Equity	81,913	73,329	67,032	65,206	67,628
AVERAGE BALANCES					
Total Assets	$582,048	$549,705	$532,409	$516,305	$491,580
Earning Assets	533,008	511,220	498,868	486,615	454,055
Loans, Net of Unearned Discount	391,435	365,532	345,374	318,453	295,394
Deposits	391,852	372,142	357,539	345,919	331,877
Long Term Debt	99,028	100,547	99,597	96,045	83,402
Shareholders' Equity	77,623	69,421	65,309	67,736	63,604
PERFORMANCE RATIOS					
Net Income to:					
Average Total Assets	2.26%	2.08%	1.72%	1.28%	1.38%
Average Shareholders' Equity	16.92%	16.44%	14.05%	9.72%	10.66%
Average Shareholders' Equity to:					
Average Total Assets	13.34%	12.63%	12.27%	13.12%	12.94%
Dividend Payout Ratio	35.27%	37.75%	42.35%	53.98%	48.47%

* A two-for-one stock split was authorized and implemented in 2003. Accordingly all shares outstanding in prior years have been adjusted to reflect the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

United Security Bancshares, Inc., a Delaware corporation (herein referred to as "United Security" or the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. United Security operates a commercial banking subsidiary, First United Security Bank (the "Bank"). The Bank has eighteen banking offices located in Thomasville, Coffeeville, Fulton, Gilbertown, Grove Hill, Butler, Jackson, Brent, Centreville, Woodstock, Harpersville, Calera, Bucksville and Tuscaloosa, Alabama. Its market area includes Clarke, Choctaw, Bibb, Shelby, Tuscaloosa and portions of Marengo, Sumter, Washington, Wilcox, Chilton, Hale, Monroe, Perry and Jefferson counties in Alabama, as well as Clarke, Lauderdale, and Wayne counties in Mississippi. United Security is also the parent company of First Security Courier Corporation ("FSCC"), an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for companies located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making and purchasing consumer loans. ALC has twenty-six offices located in Central and South Alabama, and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. The Bank represents the funding source for ALC.

The Bank's sole business is banking; therefore, loans and investments are its principal sources of income. The Bank contributed approximately $9.6 million to consolidated net income in 2004, while ALC contributed approximately $3.4 million. A wide range of commercial banking services are provided to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals.

FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation and wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and the primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2004, United Security had consolidated assets of $586.2 million, deposits of $400.5 million, and shareholders' equity of $81.9 million. Total assets increased by $19.0 million, or 3.3%, in 2004. This increase is primarily attributed to loan growth.

ASSETS
(MILLIONS OF DOLLARS)


$600
550
500
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004

A two-for-one stock split was implemented in July 2003. This stock split increased common stock to an average of 6.4 million shares outstanding; however, total shareholders' equity was not affected by the split. All shares outstanding and dividend per share numbers for prior years have been adjusted as a result of the stock split.

A high priority continues to be placed on efficiency and uniformity among the Bank's eighteen offices and ALC's twenty-six offices in an effort to improve the delivery of services to our customers. The loan review process continues to receive strong emphasis in our quality-control program. Particular emphasis is being directed toward effective loan origination and credit quality control.

Delivery of the best possible services to customers remains an overall operational focus of the Bank. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Bank continues to employ the most current technology, both in its financial services and in the training of its 285 full-time equivalent employees, to ensure customer satisfaction and convenience.

The following discussion and financial information are presented to aid in an understanding of the current financial position and results of operations of United Security, and should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto included herein. The emphasis of this discussion will be on the years 2004, 2003, and 2002. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

Forward-Looking Statements

This Annual Report, periodic reports filed by the Company under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of the Company may include "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect the Company's current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

1. Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U. S., and Alabama and Mississippi economies, the value of investments, the collectibility of loans and the ability to retain and grow deposits;
2. Possible changes in monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations;
3. The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, other potential regulatory changes, and attendant changes in patterns and effects of competition in the financial services industry; and
4. The ability of the Company to achieve its expected operating results including (i) the continued growth of the markets in which the Company operates consistent with recent historical experience and (ii) the Company's ability to expand into new markets and to maintain profit margins.

The words, "believe," "expect," "anticipate," "project," and similar expressions, signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of the Company. Any such statements speak only as of the date such statements were made, and the Company undertakes no obligation to update or revise any forward-looking statements.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States and general banking practices. These areas include accounting for allowance for loan loss, derivatives and hedging, and income taxes.

The Company maintains the allowance for loan losses at a level deemed adequate by management to absorb probable losses from loans in the portfolio. In determining the adequacy of the allowance for loan losses, management considers numerous factors, including but not limited to (a) management's estimate of future economic conditions, (b) management's estimate of the financial condition and liquidity of certain loan customers, and (c) management's estimate of collateral values of property securing certain loans. Because all of these factors and others involve the use of management's estimation and judgment, the allowance for loan losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan delinquencies and subsequent charge-offs, or the availability of new information, could require additional provisions, in excess of normal provisions, to the allowance for loan losses in future periods.

Both fair-value and cash-flow hedges require assumptions related to the impact of changes in interest rates on the fair value of the derivative and the item being hedged. These assumptions are documented at inception to demonstrate effective hedging of the designated risk. If these assumptions do not accurately reflect future changes in the fair value, the Company may be required to discontinue the use of hedge accounting for that derivative. This change in accounting treatment could affect current period earnings.

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. As management periodically evaluates the realizability of the deferred tax asset, subjective judgments are made that may impact the resulting provision for income tax.

Supplemental Compensation Benefits Agreements

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of this program could change accordingly.

Rescission Offer

During a review of the Company's compliance with the Securities and Exchange Commission (the "SEC") rules and regulations in October 2003, it was discovered that the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan"), maintained for the benefit of the Company's employees, had purchased a greater number of shares of common stock than had been initially registered under the Plan by the Company. Although all of the purchases under the Plan were made in a manner consistent with the Plan and the investment elections of the Plan participants, the Company determined that the purchases of up to 30,790 shares of common stock by participants in the Plan may not have been properly registered in accordance with the Securities Act of 1933. Since participants who purchased such securities may have had a right to require the Company to rescind the sale of such common stock, it offered to rescind the purchase of such stock issued to the Plan participants. The rescission offer expired on March 10, 2004, and no participants elected to accept the rescission offer by the Company.

Operating Results

Summary of Operating Results

	Year Ended December 31,		
	2004	2003	2002
	(In Thousands of Dollars)		
Total Interest Income	$49,434	$46,722	$45,752
Total Interest Expense	10,209	11,135	14,134
Net Interest Income	39,225	35,587	31,618
Provision for Loan Losses	3,724	3,505	3,859
Net Interest Income After Provision for Loan Losses	35,501	32,082	27,759
Non-Interest Income	5,595	5,662	5,069
Non-Interest Expense	22,045	21,306	20,032
Income Before Income Taxes	19,051	16,438	12,796
Applicable Income Taxes	5,920	5,023	3,621
Net Income	$13,131	$11,415	$ 9,175

Net Interest Income

Net interest income (interest income less interest expense) is an effective measurement of how well management has matched interest-earning assets and interest-bearing liabilities and is the Bank's principal source of income. Fluctuations in interest rates materially affect net interest income. The accompanying graph analyzes these changes.



NET INTEREST INCOME
(MILLIONS OF DOLLARS)
$50
45
40
35
30
25
20
15
10
5
0
INT. INCOME
INT. EXPENSE
1999
2000
2001
2002
2003
2004



RETURN ON AVERAGE ASSETS
2.4%
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1999
2000
2001
2002
2003
2004

Net interest income increased by $3.6 million, or 10.2%, in 2004, compared to an increase of 12.6% and 7.7% in 2003 and 2002, respectively. Volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the increase in net interest income. Average interest-earning assets increased by $21.8 million, or 4.3%, in 2004, while average interest-bearing liabilities increased $13.0 million. Volume changes of equal amounts in interest-earning assets and interest-bearing liabilities generally increase net interest income because of the spread between the yield on loans and investments and the rates paid on interest-bearing liabilities. In 2004, average interest-earning assets outgained average interest-bearing liabilities by $8.8 million, and the continued average declining interest rates and volume changes had a positive effect on increasing interest income and lowering interest expense.

The Bank's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percent of average earning assets. The interest margin was 7.4% in 2004 compared to 7.0% in 2003 and 6.3% in 2002.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those which can be repriced to current market rates within a relatively short time. The Bank's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate sensitive assets and liabilities. For further analysis and discussion of interest rate sensitivity, refer to the section entitled "Liquidity and Interest Rate Sensitivity Management."

Another factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement gives a more accurate representation of the effect market interest rate movements have on interest rate-sensitive assets and liabilities. The average amount of the interest-bearing liabilities as noted in the table, "Yields Earned on Average Interest Earning Assets and Rates Paid on Average Interest Bearing Liabilities," increased 3.0% in 2004, while the average rate of interest paid decreased from 2.6% in 2003 to 2.3% in 2004. Average interest-earning assets increased 4.3% in 2004, while the average yield on earning assets increased from 9.1% in 2003 to 9.3% in 2004.

The percentage of earning assets funded by interest-bearing liabilities also affects the Bank's interest margin. The Bank's earning assets are funded by interest-bearing liabilities, non-interest bearing demand deposits, and shareholders' equity. The net return on earning assets funded by non-interest bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Bank maintains a relatively consistent percentage of earning assets funded by interest-bearing liabilities. In 2004, 82.9% of the Bank's average earning assets were funded by interest-bearing liabilities as opposed to 83.9% in 2003 and 83.8% in 2002.

Yields Earned on Average Interest Earning Assets and Rates Paid on Average Interest Bearing Liabilities

	December 31,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %
	(In Thousands of Dollars, Except Percentages)								
ASSETS									
Interest Earning Assets:									
Loans (Note A)	$391,435	$43,438	11.10%	$365,532	$40,577	11.10%	$345,374	$37,478	10.85%
Taxable Investments (Note B)	121,503	5,066	4.17%	129,061	5,246	4.06%	136,149	7,261	5.33%
Non-Taxable Investments	20,055	930	4.64%	16,627	899	5.41%	17,027	1,007	5.91%
Federal Funds Sold	15	0	0.00%	0	0	0.00%	318	6	1.89%
Total Interest-Earning Assets	533,008	49,434	9.27%	511,220	46,722	9.14%	498,868	45,752	9.17%
Non-Interest Earning Assets:									
Other Assets	49,040			38,485			33,541		
Total	$582,048			$549,705			$532,409		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand Deposits	$ 76,045	$ 509	0.67%	$ 73,023	$ 579	0.79%	$ 66,969	$ 700	1.05%
Savings Deposits	52,632	442	0.84%	47,709	469	0.98%	43,665	645	1.48%
Time Deposits	212,407	5,441	2.56%	206,737	6,146	2.97%	205,039	7,936	3.87%
Other Liabilities	100,950	3,817	3.78%	101,571	3,941	3.88%	102,292	4,853	4.74%
Total Interest-Bearing Liabilities	442,034	10,209	2.31%	429,040	11,135	2.60%	417,965	14,134	3.38%
Non-Interest Bearing Liabilities:									
Demand Deposits	50,768			44,673			41,866		
Other Liabilities	11,623			6,571			7,269		
Shareholders' Equity	77,623			69,421			65,309		
Total	$582,048			$549,705			$532,409		
Net-Interest Income (Note C)		$39,225			$35,587			$31,618	
Net Yield on Interest-Earning Assets			7.36%			6.96%			6.33%

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. These loans amounted to $1,496,679, $1,897,007 and $6,228,740 for 2004, 2003 and 2002, respectively.

Note B — Taxable investments include all held-to-maturity, available-for-sale, and trading account securities.

Note C — Loan fees of $3,270,294, $3,015,525, and $2,821,752 for 2004, 2003, and 2002, respectively, are included in interest income amounts above.

Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates

	2004 Compared to 2003 Increase (Decrease) Due to Change In:			2003 Compared to 2002 Increase (Decrease) Due to Change In:			2002 Compared to 2001 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net	Volume	Average Rate	Net
Interest Earned On:									
Loans	$2,875	$ (14)	$2,861	$2,187	$ 912	$ 3,099	$3,026	$(2,778)	$ 248
Taxable Investments	(307)	127	(180)	(378)	(1,637)	(2,015)	(468)	(1,435)	(1,903)
Non-Taxable Investments	185	(154)	31	(24)	(84)	(108)	(240)	(23)	(263)
Federal Funds	0	0	0	(6)	0	(6)	(71)	(35)	(106)
Total Interest- Earnings Assets	2,753	(41)	2,712	1,779	(809)	970	2,247	(4,271)	(2,024)
Interest Expense On:									
Demand Deposits	24	(94)	(70)	63	(184)	(121)	96	(393)	(297)
Savings Deposits	48	(75)	(27)	60	(236)	(176)	70	(419)	(349)
Time Deposits	169	(874)	(705)	66	(1,857)	(1,791)	(61)	(4,376)	(4,437)
Other Liabilities	(24)	(100)	(124)	(34)	(876)	(910)	269	(726)	(457)
Total Interest- Bearing Liabilities	217	(1,143)	(926)	155	(3,153)	(2,998)	374	(5,914)	(5,540)
Increase in Net Interest Income	$2,536	$ 1,102	$3,638	$1,624	$ 2,344	$ 3,968	$1,873	$ 1,643	$ 3,516

Provision for Loan Losses

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $3.5 million during the year, an increase of $218,000 over the prior year, and a provision of $3.7 million was expensed for loan losses in 2004, compared to $3.5 million in 2003, and $3.9 million in 2002. The ratio of the allowance to loans net of unearned income at December 31, 2004 and 2003, was 1.75% and 1.77%, respectively. Net charge-offs have declined significantly over the past five years from a high of $5.9 million in 2000 to a low of $3.3 million in 2003. Likewise, the ratio of net charge-offs to average loans has also declined. Net charge-offs increased $219,000 from 2003 to 2004; however, the ratio of net charge-offs to average loans remained the same at 0.90%.

Non-Interest Income

The following table presents the major components of non-interest income for the years indicated.

	Year Ended December 31,		
	2004	2003	2002
	(In Thousands of Dollars)		
Service Charges and Other Fees on Deposit Accounts	$3,259	$3,316	$2,966
Credit Insurance Commissions and Fees	937	977	952
Bank-Owned Life Insurance	370	370	94
Investment Security (Losses) Gains, Net	(38)	52	198
Other Income	1,067	947	859
Total Non-Interest Income	$5,595	$5,662	$5,069

Non-interest income consists of revenues generated by a broad range of financial services and activities, including fee-based services and commissions earned through insurance sales and trading activities. In addition, gains and losses from the sale of investment portfolio securities are included in non-interest income.

Total non-interest income decreased $66,935 or 1.2% in 2004. This compares to an increase of 11.7% in 2003, and an increase of 7.2% in 2002. The 2004 decrease can be attributed in part to the 1.7%, or $57,325, decrease in service and other charges on deposit accounts. This decrease in service charge income is due to a decrease of $53,637 in income generated by overdraft and non-sufficient funds charges.

The Bank's wholly-owned subsidiary, FUSB Reinsurance, Inc. ("FUSB Reinsurance"), reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on the policies up to a specified maximum amount, and the primary third party insurer retains the remaining risk. As a result, more credit life insurance premiums and commissions are retained by the Bank. These premiums and commissions were $937,425 in 2004, $977,183 in 2003 and $952,031 in 2002.

The Bank entered into supplemental compensation benefit agreements with the directors and certain executive officers in 2002. The Bank purchased Bank-owned life insurance policies to fund those agreements. The income recognized on these Bank-owned policies was $369,590 in 2004, $370,318 in 2003 and $94,107 in 2002.

Non-recurring items of non-interest income include securities gains and losses. Investment securities sold had a net loss of $37,716 in 2004 compared to a $51,680 gain in 2003 and a $198,064 gain in 2002. Income generated in the area of securities gains and losses is dependent on many factors including investment portfolio strategies, interest rate changes, and the short, intermediate, and long-term outlook for the economy.

Other income includes fee income generated from other banking services such as letters of credit, ATM's, debit and credit cards, check cashing and wire transfers. Other income increased $120,272, or 12.7%, in 2004 compared to a 10.2% increase in 2003 and a 6.8% decrease in 2002.

The Bank continues to search for new sources of non-interest income. These sources will come from innovative ways of performing currently provided banking services as well as providing new services in the future.

Non-Interest Expense

The following table presents the major components of non-interest expense for the years indicated.

	Year Ended December 31,		
	2004	2003	2002
	(In Thousands of Dollars)		
Compensation and Benefits	$12,964	$12,377	$11,495
Occupancy	1,498	1,408	1,359
Furniture and Equipment	1,371	1,356	1,390
Impairment on Limited Partnerships	345	562	826
Legal, Accounting and Other Professional Fees	1,078	539	405
Stationary and Supplies	506	526	477
Telephone/Communication	435	429	407
Advertising	253	350	215
Collection and Recovery	246	326	357
Other	3,349	3,433	3,101
Total Non-Interest Expense	$22,045	$21,306	$20,032
Efficiency Ratio	49.2%	51.7%	54.6%
Total Non-Interest Expense to Average Assets	3.8%	3.9%	3.8%

Non-interest expense consists primarily of four major categories: salaries and employee benefits, occupancy expense, furniture and equipment expense, and other expense. These expenses were positively impacted by the closing of three ALC offices in 2002. Additionally, the Bank opened one new branch office in each of 2002 and 2003. These events impacted the ratio of non-interest expense to average assets, and the ratio remained stable during the period at 3.8%, 3.9% and 3.8% in 2004, 2003, and 2002, respectively.


NET INCOME
(MILLIONS OF DOLLARS)
$14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004

The efficiency ratio was computed by dividing total non-interest expense by net interest income and non-interest income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio for 2004 was 49.2%, compared to 51.7% in 2003 and 54.6% during 2002.

Total compensation and benefits increased approximately $587,000, or 4.7%, in 2004. This increase is attributable to a combination of normal merit adjustments and a full year staffing of our new Tuscaloosa office that opened in 2003. The increase of 7.7% in 2003 was due to the Calera and Tuscaloosa offices opening. At December 31, 2004, the Bank had 285 full-time equivalent employees compared to 284 in 2003 and 280 in 2002.

United Security sponsors an employee stock ownership plan with 401(k) provisions. The Company made matching contributions totaling $427,926, $402,710 and $365,173 in 2004, 2003, and 2002, respectively.


TOTAL NON-INTEREST EXPENSE AS A
PERCENT OF AVERAGE ASSETS
4.4%
4.0
3.6
3.2
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
1999
2000
2001
2002
2003
2004

Occupancy expense includes rents, depreciation, utilities, maintenance, insurance, taxes, and other expenses associated with maintaining eighteen banking offices and twenty-six finance company offices. The Bank owns all of the banking offices, and all ALC offices are leased. Net occupancy expense increased 6.4% in 2004, 3.6% in 2003, and 0.7% in 2002. The increase in 2004 is due to the full year of operations at the new Tuscaloosa office.

Furniture and equipment expense increased 1.1% in 2004, compared to a decrease of 2.5% in 2003 and a decrease of 4.5% in 2002.

The Bank invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Bank accounts for the investments under the equity method. The investment balances in these partnerships were $2,616,944, $2,979,847 and $3,873,813 at December 31, 2004, 2003, and 2002, respectively. Losses amounted to $345,218, $562,105 and $826,364 for 2004, 2003, and 2002, respectively. Management analyzes these investments annually for potential impairment.

During 2004, legal, accounting and other professional fees increased $539,000, compared to increases of $134,000 for 2003 and $120,000 for 2002. The increase in 2004 was due to significant changes in the accounting requirements for compliance with Section 404 of the Sarbanes-Oxley Act and legal fees related to other regulatory matters.

Financial Condition

United Security's financial condition depends primarily on the quality and nature of the Bank's assets, liabilities, and capital structure, the quality of its personnel, and prevailing market and economic conditions.

The majority of the assets and liabilities of a financial institution are monetary and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets and inventories. Inflation has an important impact on the growth of total assets in the banking industry, resulting in the need to increase equity capital at rates greater than the applicable inflation rate in order to maintain an appropriate equity to asset ratio. Also, the category of other expenses tends to rise during periods of general inflation.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company with twenty-six offices organized for the purpose of making consumer loans. The Bank is ALC's only source of funds, and provided approximately $113.8 million in 2004. ALC reported net income of $3.4 million for the year ended December 31, 2004. This is an improvement over the $2.5 million in 2003 and $1.2 million in 2002.

Management believes the most significant factor in producing quality financial results is the Bank's ability to react properly and in a timely manner to changes in interest rates. Management, therefore, continues to maintain a more balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

Provision for Income Taxes

United Security's provision for income taxes increased 17.9% in 2004. This increase was caused, in part, by a 15.9% increase in income before taxes. The Company's effective income tax rates for 2004 and 2003 were 31% and for 2002 was 28%. Note 11, "Income Taxes," to the "Notes to Consolidated Financial Statements" provides additional information about the provision for income taxes.

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the subsidiaries may be able to generate sufficient operating earnings to realize the deferred tax benefits. However, a portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. Because of these uncertainties, a valuation allowance has been established. Management periodically evaluates the realizability of the deferred tax asset and, if necessary, adjusts the valuation allowance accordingly.

Loans and Allowance for Loan Loss

Total loans outstanding increased by $17.4 million in 2004 with $404.0 million outstanding at year-end. Loans represent 75.7% of the Company's earning assets and provide 87.9% of the Company's interest income.

Real estate loans make up 68.5% of total gross loans at year-end 2004, down from 68.7% last year. These loans consist of construction loans to both businesses and individuals for residential and commercial development, commercial buildings and apartment complexes, with most of this activity being commercial. Real estate loans also consist of other loans secured by real estate, such as one-to-four family dwellings, including mobile homes, loans on land only, multi-family dwellings, non-farm non-residential real estate and home equity loans. While the ratio of real estate loans to total loans has declined slightly from 2003 to 2004 these loans increased $11.3 million over that time period. Real estate lending remains a primary focus of the Company.

Commercial loans totaled $33.4 million at year-end 2004. These loans declined $1.4 million or 4.1% from year-end 2003 to year-end 2004. The sluggish economy in the timber and timber-related industries is the primary reason for the decline.

NET LOANS
(MILLIONS OF DOLLARS)


$400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004

Consumer loans are the second largest group of loans which represents 24.9% of the total loans outstanding. They amounted to $100.6 million at year-end 2004, a 7.5% increase from 2003. These loans include loans to individuals for household, family and other personal expenditures, including credit cards and other related credit plans. 61.8% of these loans were originated at ALC. Consumer loans at ALC increased 8.4% from 2003 to 2004, all of which is attributed to normal growth in existing offices. Consumer loans at the Bank grew $2.2 million, or 6.2%, from year-end 2003 to 2004.

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, taking into consideration the views of its regulators and the current economic environment, there can be no assurance that the allowance for loan losses is sufficient and ultimately losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 120 days delinquent. The only exception to this policy occurs when the underlying value of the collateral or the customer's financial position makes a loss unlikely.

A credit review of the Bank's individual loans is conducted periodically by branch and by loan officer. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors.

Loan officers and other personnel handling loan transactions undergo frequent training dedicated to improving the credit quality as well as the yield of the loan portfolio. The Bank utilizes a written loan policy, which attempts to guide lending personnel in applying consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations.

In order to better manage credit risk, ALC carefully oversees its portfolio through formal underwriting standards, monitoring of customer payments and active follow-up. ALC assesses the adequacy of the allowance for loan losses on an aggregate level based upon recent delinquency status and estimates of inherent loss from historical experience within these portfolios. ALC continues to concentrate more on loans secured by real estate and places less emphasis on automobile loans.

The following table shows the Company's loan distribution as of December 31, 2004, 2003, 2002, 2001 and 2000.

	December 31,				
	2004	2003	2002	2001	2000
		(In Thousands of Dollars)			
Commercial, Financial and Agricultural	$ 33,443	$ 34,865	$ 40,145	$ 45,345	$ 41,507
Real Estate	276,698	265,443	241,668	216,979	180,627
Installment (Consumer)	100,605	93,560	82,570	83,783	87,713
Less: Unearned Interest, Commissions & Fees	6,763	7,290	6,326	6,523	6,377
Total	$403,983	$386,578	$358,057	$339,584	$303,470

The amounts of total loans (excluding installment loans) outstanding at December 31, 2004, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years, and (3) more than five years, are shown in the following table.

	Maturing			
	Within One Year	After One But Within Five Years	After Five Years	Total
		(In Thousands of Dollars)		
Commercial, Financial, and Agricultural	$ 22,211	$10,185	$ 1,047	$ 33,443
Real Estate—Mortgage	118,279	69,532	88,887	276,698
Total	$140,490	$79,717	$89,934	$310,141

Variable rate loans totaled approximately $71.7 million and are included in the one-year category.

The Bank and ALC ended the year with an allowance for loan losses of $7.1 million, an increase of $218,000 from December 31, 2003. Total loans charged off in 2004 totaled $4.3 million. Recoveries on loans previously charged off totaled $800,000, resulting in net charge-offs of $3.5 million. Net charge-offs for 2003 totaled $3.3 million. Management charged to operations $3.7 million in 2004 as an addition to the allowance for loan losses. This compares to $3.5 million charged to operations for 2003 and $3.9 million for 2002. Of the 2004 net charge-offs of $3.5 million, $2.3 million represents charge-offs from ALC loans and $1.2 million from the Bank. Net loan charge-offs as a percentage of average loans was 0.90%, the same as 2003.

Non-Performing Assets

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

	December 31,				
	2004	2003	2002	2001	2000
		(In Thousands of Dollars)			
Non-Performing Assets:					
Loans Accounted for on a Non-Accrual Basis	$1,496	$1,879	$6,228	$2,595	$2,104
Accruing Loans Past Due 90 Days or More	619	382	1,433	2,346	2,237
Real Estate Acquired in Settlement of Loans	1,664	2,608	1,296	1,342	860
Total	$3,779	$4,869	$8,957	$6,283	$5,201
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	0.93%	1.26%	2.50%	1.84%	1.75%

Accruing loans past due 90 days or more at December 31, 2004, totaled $619,000. These loans are secured, and, taking into consideration the collateral value and the financial strength of the borrowers, management believes there will be no loss in these accounts and allowed the loans to continue accruing.

No loans were considered impaired at December 31, 2004. At December 31, 2003, the recorded investment in loans that were considered impaired was $1,320,822 and was on a non-accrual basis. There was approximately $198,123 in the allowance for loan losses specifically allocated to these loans. The average recorded investment in impaired loans was approximately $1,328,514 and $1,740,672 at December 31, 2004 and 2003, respectively.

Non-performing assets as a percentage of net loans and other real estate was 0.93% at December 31, 2004. This decrease from 1.26% at December 31, 2003, was accomplished by the sale of a commercial property amounting to approximately $1.7 million in the second quarter of 2004. Management believes by close monitoring of these loans and through aggressive collection efforts, non-performing assets can be further reduced. Management reviews these loans and reports to the Board of Directors monthly. Loans past due 90 days or more and still accruing are reviewed closely by management and are allowed to continue accruing only when underlying collateral values and management's belief that the financial strength of the borrowers are sufficient to protect the Bank from loss. If at any time management determines there may be a loss of interest or principal, these loans will be changed to non-accrual and their asset value downgraded.

The Bank discontinues the accrual of interest on a loan when management has reason to believe the financial condition of the borrower has deteriorated so that the collection of interest is in doubt. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed against current income unless the collateral securing the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans is generally either applied against the principal or recognized on a cash basis, according to management's judgment as to whether the borrower can ultimately repay the loan. A loan may be restored to accrual status if the obligation is brought current, performs in accordance with the contract for a reasonable period, and if management determines that the repayment of the total debt is no longer in doubt.

Summarized below is information concerning the income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,		
	2004	2003	2002
	(In Thousands of Dollars)		
Total Loans Accounted for on a Non-Accrual Basis	$1,496	$1,879	$6,228
Interest Income that Would Have Been Recorded Under Original Terms	$ 157	$ 359	$ 367
Interest Income Reported and Recorded During the Year	$ 56	$ 344	$ 98

At December 31, 2004, non-accrual loans totaled $1.5 million or 0.4% of loans, compared to $1.9 million or 0.5% of loans at December 31, 2003. This decrease in non-accrual loans at December 31, 2004, represents management's emphasis on loan quality and underwriting at both ALC and the Bank. The majority of the loans remaining in this category are in the process of liquidation or management has commitments from the principals involved for reduction during the year. Underlying collateral values support those loans which are not already in liquidation. Management continues to emphasize asset quality and believes that at December 31, 2004, it has adequate reserves for losses inherent in this portion of the portfolio although no assurances can be given to this effect because ultimate losses may vary from management's estimates.

Lending officers and other personnel involved in the lending process receive ongoing training in compliance as well as asset quality. The Bank has no foreign loans. The Bank does not make loans on commercial property outside its market area without prior approval of the Board of Directors or the Directors' Loan Committee.

Allocation of Allowance for Loan Losses

The following table shows an allocation of the allowance for loan losses for each of the five years indicated.

	December 31,									
	2004		2003		2002		2001		2000	
	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans
	(In Thousands of Dollars)									
Commercial, Financial, and Agricultural	$ 385	5%	$ 832	9%	$1,090	11%	$ 587	13%	$ 980	14%
Real Estate	3,305	47%	3,083	67%	3,114	66%	973	63%	653	59%
Installment	3,371	48%	2,927	24%	2,419	23%	5,030	24%	4,896	27%
Total	$7,061	100%	$6,842	100%	$6,623	100%	$6,590	100%	$6,529	100%

The allowance for loan losses is established by risk group as follows:

- Large classified loans, non-accrual loans, and impaired loans are evaluated individually with specific reserves allocated based on management's review.
- Smaller non-accrual and adversely classified loans are assigned a portion of the allowance based on loan grading. Smaller past due loans are assigned a portion of the allowance using a formula that is based on the severity of the delinquency.
- The remainder of the portfolio is also allocated a portion of the allowance based on past loss experience and the economic conditions for the particular loan portfolio. Allocation weights are assigned based on the Bank's historical loan loss experience in each category, although a higher allocation weight may be used if current conditions indicate that the loan losses may exceed historical experience. While the total allowance is described as consisting of the portions described above, all portions are available to support inherent losses in the loan portfolio.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicate the trend for the last five years.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for each of the five years indicated.

	December 31,				
	2004	2003	2002	2001	2000
			(In Thousands of Dollars)		
Balance of Allowance for Loan Loss at Beginning of Period	$ 6,842	$ 6,623	$ 6,590	$ 6,529	$ 5,579
Charge-Offs:					
Commercial, Financial, and Agricultural	(317)	(959)	(826)	(413)	(89)
Real Estate—Mortgage	(690)	(198)	(501)	(303)	(199)
Installment	(3,243)	(2,935)	(3,562)	(5,307)	(6,170)
Credit Cards	(29)	(27)	(22)	(27)	(23)
	(4,279)	(4,119)	(4,911)	(6,050)	(6,481)
Recoveries:					
Commercial, Financial, and Agricultural	28	47	111	29	20
Real Estate—Mortgage	59	131	35	21	7
Installment	677	647	924	798	554
Credit Cards	10	8	15	8	13
	774	833	1,085	856	594
Net Charge-Offs (Deduction)	(3,505)	(3,286)	(3,826)	(5,194)	(5,887)
Provision for Loan Losses	3,724	3,505	3,859	5,255	6,837
Allowances Acquired	0	0	0	0	0
Balance of Allowance for Loan Loss at End of Period	$ 7,061	$ 6,842	$ 6,623	$ 6,590	$ 6,529
Ratio of Net Charge-Offs During Period to Average Loans Outstanding	0.90%	0.90%	1.11%	1.63%	1.99%

Industry Concentration Factors

The Bank's trade area includes Clarke, Choctaw, Bibb, Tuscaloosa, and Shelby Counties in Alabama, and parts of Chilton, Hale, Jefferson, Marengo, Monroe, Perry, Washington, Sumter and Wilcox Counties in Alabama as well as parts of Clarke, Lauderdale and Wayne Counties in Mississippi. There are several major paper mills in our trade area including the Alabama River Companies, Boise Cascade, Georgia Pacific and Weyerhauser. In addition, there are several sawmills, lumber companies, and pole and piling producers. The amount of timber-related loans increased from $24.4 million in 2003 to $26.4 million in 2004. The percentage of timber-related loans to gross loans increased from 6.31% in 2003 to 6.53% in 2004.

Management realizes that the Bank is reasonably dependent on the economic health of the timber-related industries. Accordingly, this represents a concentration of loans in timber and timber-related industries. We continue to feel these risks are reduced by the diversification of product production within these industries. Some of the mills and industries specialize in paper and pulp, some in lumber and plywood, some in poles and pilings, and others in wood and veneer. We do not believe that this concentration is excessive or that it represents a trend which might materially impact future earnings, liquidity, or capital resources of the Company. Historically, the Company has benefited from the industries engaged in the growing, harvesting, processing and marketing of timber and timber-related products.

Investments in Limited Partnerships

The Bank invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Bank accounts for the investments under the equity method. The Bank's interest in these partnerships was $2.6 million and $3.0 million for 2004 and 2003, respectively. Decreases to earnings associated with the partnerships carried under the equity method amounted to approximately $345,000, $562,000, and $826,000 for 2004, 2003, and 2002, respectively. Management analyzes these investments annually for impairment. The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates its underlying equity in the net assets of the partnerships. The Bank had no remaining cash commitments to these partnerships at December 31, 2004. Although these investments are considered non-earning assets, they do contribute to the bottom line in the form of Federal income tax credits. These credits amounted to approximately $654,000 in 2003 and are estimated to be approximately $583,000 for 2004. Also, operating losses related to these partnerships are available as deductions for taxes on the Bank's books.

Investment Securities Available-for-Sale and Derivative Instruments

Investment securities available-for-sale included mortgage-backed securities of $100.7 million, state, county and municipal securities of $21.0 million, and other securities of $6.0 million. The securities portfolio is carried at fair market value, and it decreased $11.4 million from December 31, 2003, to December 31, 2004.

At December 31, 2004, approximately $5.8 million in collateralized mortgage obligations ("CMOs") held by the Bank had floating interest rates, which reprice monthly, and $39.9 million had fixed interest rates.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency guaranteed mortgage-backed obligations and CMOs. The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities"). Mortgage-backed securities have yield and maturity characteristics corresponding to the underlying mortgages and are subject to principal prepayment, refinancing, or foreclosure of the underlying mortgages. Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the effective maturities. As of December 31, 2004, the investment portfolio had an estimated average effective maturity of 4.1 years.

Interest rate risk contained in the overall securities portfolio is formally monitored on a monthly basis. Management assesses each month how risk levels in the investment portfolio affect overall company-wide interest rate risk. Expected changes in forecasted yield, earnings and market value of the bond portfolio are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation, and future interest rate trends. Mortgage-backed securities and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be refinanced, thereby affecting the future yield and market value of the portfolio.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and provide a tool to assist in controlling the Bank's interest rate position while at the same time producing adequate levels of interest income.

SECURITIES
(MILLIONS OF DOLLARS)



$200
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

Fair market values of securities can vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on liquidity or other funding needs. There were net unrealized gains, net of taxes, of $750,000 in the securities portfolio on December 31, 2004, versus net unrealized gains, net of taxes, of $1.14 million one year ago.

The Bank has used certain derivative products for hedging purposes. These include interest rate swaps and caps. The use and detail regarding these products are fully discussed under "Liquidity and Interest Rate Sensitivity Management" and in Note 2, "Summary of Significant Accounting Policies," in the "Notes to Consolidated Financial Statements." The Bank adopted the provisions of Statement of Financial Accounting Standards No. 133, as amended ("FASB 133"), effective January 1, 2001, as required by the Financial Accounting Standards Board. On that date, the Bank reassessed and designated derivative instruments used for risk management as fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting treatment, as appropriate. On December 31, 2004, the Bank had interest rate derivatives with a notional value of $35 million, made up of $25 million in cash flow hedges and $10 million in fair value hedges. In conjunction with FASB 133, the Bank recorded a positive $196,031, net of taxes, to Other Comprehensive Income to reflect the fair value of such instruments as of that date.

Investment Securities Available-for-Sale

The following table sets forth the amortized costs of investment securities as well as their fair value and related unrealized gains or losses at the dates indicated.

	December 31,		
	2004	2003	2002
	(In Thousands of Dollars)		
Investment Securities Available-for-Sale:			
U.S. Treasury and Agency Securities	$ 0	$ 1,641	$ 114
Obligations of States, Counties, and Political Subdivisions	20,271	18,235	14,113
Mortgage-Backed Securities	100,351	111,885	110,389
Other Securities	5,898	5,523	6,352
Total Book Value	126,520	137,284	130,968
Net Unrealized Gains/Losses	1,201	1,820	3,562
Total Market Value	$127,721	$139,104	$134,530

Investment Securities Available-for-Sale Maturity Schedule

	Stated Maturity							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In Thousands of Dollars, Except Yields)							
Investment Securities Available-for-Sale:								
U.S. Treasury and Agency Securities	$ 0	0.00%	$ 0	0.00%	$ 0	0.00%	$ 0	0.00%
State, County and Municipal Obligations	100	9.46	837	8.74	11,938	5.77	8,100	7.75
Mortgage-Backed Securities	0	0.00	2,242	3.56	22,740	4.23	75,719	4.50
Preferred Stock	0	0.00	0	0.00	0	0.00	594	5.70
Total	$100	9.46%	$3,079	4.97%	$ 34,678	4.76%	$ 84,413	4.82%
Total Securities With Stated Maturity							$122,270	4.81%
Equity Securities							5,451	3.51
					TOTAL		$127,721	4.76%

Available-for-Sale Securities are stated at Market Value and Tax Equivalent Market Yields.

The maturities and weighted average yields of the investment securities available-for-sale at the end of 2004 are presented in the preceding table based on stated maturity. While the average stated maturity of the mortgage-backed securities (excluding CMOs) was 17.8 years, the average life expected was 3.8 years. The average stated maturity of the CMO portion of the portfolio was 19.3 years, and the average expected life was 2.2 years. The average expected life of investment securities available-for-sale was 4.1 years with an average tax equivalent yield of 4.76%.

Condensed Portfolio Maturity Schedule

Maturity Summary	Dollar Amount (In Thousands of Dollars)	Portfolio Percentage
Maturing in 3 months or less	$ 100	0.08%
Maturing in 3 months to 1 year	0	0.00
Maturing in 1 to 3 years	1,644	1.34
Maturing in 3 to 5 years	1,433	1.17
Maturing in 5 to 15 years	54,334	44.44
Maturing in over 15 years	64,759	52.97
Total	$122,270	100.00%

The following marketable equity securities have been excluded from the above Maturity Summary due to no stated maturity date.

Federal Home Loan Bank Stock	$5,165,600
Mutual Funds	$ 10,130
Other Marketable Equity Securities	$ 274,996

Condensed Portfolio Repricing Schedule

Repricing Summary	Dollar Amount (In Thousands of Dollars)	Portfolio Percentage
Repricing in 30 days or less	$ 6,047	4.95%
Repricing in 31 days to 1 year	18,604	15.22
Repricing in 1 to 3 years	100	0.08
Repricing in 3 to 5 years	846	0.69
Repricing in 5 to 15 years	54,045	44.20
Repricing in over 15 years	42,628	34.86
Total	$122,270	100.00%

Repricing in 30 days or less does not include:	
Mutual Funds	$ 10
Repricing in 31 days to 1 year does not include:	
Federal Home Loan Bank Stock	$5,166
Other Marketable Equity Securities	$ 275

The tables above reflect all securities at market value on December 31, 2004.

Security Gains and Losses

Non-interest income from securities transactions was a loss in 2004, compared to a gain in 2003, as can be seen in the table below. This net loss in 2004 was realized from the sale of investment securities. Transactions in this area occurred in connection with the Bank's asset and liability management activities and strategies.

The table below shows the associated net gains or (losses) for the periods 2004, 2003, and 2002.

	2004	2003	2002
Investment Securities	$(37,716)	$51,680	$198,064
Trading Account	0	0	0
Total	$(37,716)	$51,680	$198,064

Volume of sales as well as other information on securities is further discussed in Note 3, "Investment Securities," in the "Notes to Consolidated Financial Statements."

Deposits

Average total deposits increased 5.3% in 2004 compared to increases of 4.1% and 3.4% in 2003 and 2002, respectively. Management believes this deposit level continues to be affected by the competitive interest rate environment and the availability of other low cost funding sources for the Bank.

Average non-interest bearing demand deposits increased 13.6% in 2004 compared to increases of 6.7% and 7.7% in 2003 and 2002, respectively. This increase is attributed to the improved market penetration of our new offices in Calera and Tuscaloosa. The ratio of average non-interest bearing deposits to average total deposits increased in 2004 to 13.0% from 12.0% in 2003 and 11.7% in 2002.

Average interest-bearing transaction accounts increased $3.0 million or 4.1% during 2004, compared to increases of 10.5% and 9.0% in 2003 and 2002, respectively. Interest-bearing transaction accounts continue to be an important source of funds for the Bank, accounting for 19.4% of average total deposits in 2004.

Average time deposits increased $5.7 million or 2.7% in 2004, compared to an increase of 0.8% in 2003 and a decrease of 0.5% in 2002. Average time deposits represented 54.2% of the total average deposits in 2004, compared to 55.6% in 2003 and 57.3% in 2002.

Average savings deposits have increased 20.5% since 2002. Average savings increased 10.3% in 2004 compared to 9.3% in 2003 and 8.4% in 2002. This increase is attributed to the improved market penetration of our new offices in Calera and Tuscaloosa. The ratio of average savings to average total deposits increased to 13.4% in 2004, compared to 12.8% in 2003 and 12.2% in 2002.

The Bank's deposit base remains the primary source of funding for the Bank. On average, these deposits represented 73.5% of the average earning assets in 2004 and 72.8% of the average earning assets in 2003. As seen in the table below, overall rates on the deposits decreased to 1.6% in 2004, compared to 1.9% in 2003 and 2.6% in 2002. Emphasis continues to be placed on attracting consumer deposits.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2004, market interest rates continued to decline, attributable to the lower interest rates for most of 2004 and to the deposit mix showing an increase in the lower cost transaction and saving accounts and a decrease in time deposit accounts. The Bank's average interest rate paid on interest-bearing deposits followed this trend.

DEPOSITS
(MILLIONS OF DOLLARS)



$420
390
360
330
300
270
240
210
180
150
120
90
60
30
0
1999
2000
2001
2002
2003
2004

Management, as part of an overall program to emphasize the growth of transaction accounts, continues to promote "on-line" banking and bill paying program as well as enhancing the telephone banking product through the use of the employee incentive plan. In addition, continued effort is being placed on deposit promotions, direct-mail campaigns and cross-selling efforts.

Other Interest-Bearing Liabilities: Other interest-bearing liabilities include all interest-bearing liabilities except deposits, such as federal funds purchased and Federal Home Loan Bank ("FHLB") advances. This category continues to be utilized as an alternative source of funds. The average other interest bearing liabilities represent 22.8% of the average total interest bearing liabilities compared to 23.7% in 2003 and 24.5% in 2002. The advances from the FHLB are an alternative to funding sources with similar maturities such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Average federal funds purchased and securities sold under agreements to repurchase increased from $348,000 in 2003 to $1.4 million in 2004. For additional information and discussion of these borrowings, refer to Notes 9 and 10, "Short Term Borrowings" and "Long Term Debt," respectively, of the "Notes to Consolidated Financial Statements."

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods in the following table.

	December 31,					
	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
	(In Thousands of Dollars, Except Percentages)					
Non-Interest Bearing DDA	$ 50,768		$ 44,673		$ 41,866	
Interest-Bearing DDA	76,045	0.67%	73,023	0.79%	66,969	1.05%
Savings Deposits	52,632	0.84%	47,709	0.98%	43,665	1.48%
Time Deposits	212,407	2.56%	206,737	2.97%	205,039	3.87%
Total	$391,852	1.63%	$372,142	1.93%	$357,539	2.60%

Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 2004, are summarized as follows:

Maturities	Time Certificates of Deposit	Other Time Deposits	Total
3 Months or Less	$ 9,611,202	$6,817,000	$16,428,202
Over 3 Through 6 Months	13,089,527	0	13,089,527
Over 6 Through 12 Months	9,164,316	0	9,164,316
Over 12 Months	35,736,360	0	35,736,360
Total	$67,601,405	$6,817,000	$74,418,405

Short-Term Borrowings

Purchased funds can be used to satisfy daily funding needs, and when advantageous, for arbitrage. The following table shows information for the last three years regarding the Bank's short- and long-term borrowings consisting of U. S. Treasury demand notes included in its Treasury, Tax, and Loan Account, securities sold under repurchase agreements, Federal fund purchases (one-day purchases), and other borrowings from the Federal Home Loan Bank.

	Short-Term Borrowings Maturity Less Than One Year	Long-Term Borrowings Maturity One Year or Greater
	(In Thousands of Dollars)	
Year Ended December 31,:		
2004	$ 0	$ 89,637
2003	2,587	95,755
2002	2,391	105,874
Weighted Average Interest Rate at Year-End:		
2004	0.00%	3.77%
2003	1.18%	3.74%
2002	0.98%	4.45%
Maximum Amount Outstanding at Any Month's End:		
2004	$ 9,005	$ 99,732
2003	8,251	105,858
2002	11,587	105,910
Average Amount Outstanding During the Year:		
2004	$ 1,922	$ 99,028
2003	1,024	100,547
2002	2,695	99,598
Weighted Average Interest Rate During the Year:		
2004	1.68%	3.80%
2003	1.08%	3.91%
2002	1.90%	4.82%

Balances in the short-term borrowings fluctuate on a day-to-day basis. Rates on these balances also fluctuate daily, but as reflected in the chart above, they generally depict the current interest rate environment.

Shareholders' Equity

United Security has always placed great emphasis on maintaining its strong capital base. At December 31, 2004, shareholders' equity totaled $81.9 million, or 14.0% of total assets, compared to 12.9% and 12.5% for year-end 2003 and 2002, respectively. This level of equity indicates to United Security's shareholders, customers and regulators that United Security is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Over the last three years shareholders' equity grew from $65.2 million at the beginning of 2002 to $81.9 million at the end of 2004. This growth was the result of internally-generated retained earnings, with the exception of approximately $238,697 from stock options being exercised in 2002 and 2003. Shareholders' equity was also impacted by the net change in unrealized gain (loss) on securities available-for-sale and derivatives, net of tax. This adjustment increased shareholders' equity by $921,539 in 2002, and decreased shareholders' equity by $882,785 in 2003 and by $30,607 in 2004. United Security initiated a stock repurchase plan in 2001. There were 161,719 shares repurchased as treasury stock during 2002, reducing shareholders' equity by $4.5 million. There were no shares repurchased in 2003, but 1,820 shares were purchased in 2004 reducing equity by $50,310.


SHAREHOLDERS' EQUITY
(MILLIONS OF DOLLARS)
$85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
2004

While the stock repurchase plan reduced total shareholders' equity in 2002 and slightly in 2004, United Security's capital base remains a source of strength as noted above. Additionally, the internal capital generation rate (net income less cash dividends as a percentage of average shareholders' equity) remains favorable at 10.9% in 2004, as compared to 10.2% in 2003 and 8.1% in 2002.

The two-for-one stock split authorized and implemented in 2003 increased common stock to an average of 6.4 million shares outstanding; however, shareholders' equity was not affected by the split. All shares outstanding and dividend per share numbers recorded in prior years have been adjusted as a result of the stock split.

United Security is required to comply with capital adequacy standards established by the Federal Reserve and the FDIC. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weighting factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies have also adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital (as defined below) to total assets less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits, and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt, and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital."

The following chart summarizes the applicable regulatory capital requirements. United Security's capital ratios at December 31, 2004, substantially exceeded all regulatory requirements.

Risk-Based Capital Requirements

	Minimum Regulatory Requirements	United Security's Ratio at December 31, 2004
Total Capital to Risk-Adjusted Assets	8.00%	19.17%
Tier I Capital to Risk-Adjusted Assets	4.00%	17.92%
Tier I Leverage Ratio	3.00%	12.87%

Total capital also has an important effect on the amount of FDIC insurance premiums paid. Lower capital ratios can cause the rates paid for FDIC insurance to increase. United Security's goal is to maintain the capital necessary to keep FDIC insurance rates at a minimum.


EARNINGS PER SHARE
$2.10
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
.90
.80
.70
.60
.50
.40
.30
.20
.10
0
1999
2000
2001
2002
2003
2004


RETURN ON AVERAGE EQUITY
18%
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
2004


CASH DIVIDENDS
$.75
.70
.65
.60
.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
.0
1999
2000
2001
2002
2003
2004

United Security attempts to balance the return to shareholders through the payment of dividends with the need to maintain strong capital levels for future growth opportunities. Total cash dividends declared were $4.6 million or $0.72 per share in 2004, compared to $0.67 per share in 2003 and $0.60 per share in 2002. The total cash dividends represented a payout ratio of 35.3% in 2004, with a payout ratio of 37.8% and 42.4% in 2003 and 2002, respectively. Calendar year 2004 is the sixteenth consecutive year that United Security has increased cash dividends.

Ratio Analysis

The following table presents operating and equity performance ratios for each of the last three years.

	Year Ended December 31,		
	2004	2003	2002
Return on Average Assets	2.26%	2.08%	1.72%
Return on Average Equity	16.92%	16.44%	14.05%
Cash Dividend Payout Ratio	35.27%	37.75%	42.35%
Average Equity to Average Assets Ratio	13.34%	12.63%	12.27%

Liquidity and Interest Rate Sensitivity Management

The primary function of asset and liability management is to assure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics during changes in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on the net interest margin.

The asset portion of the balance sheet provides liquidity primarily from loan principal payments and maturities and through sales, maturities, and principal payments from the investment portfolio. Other short-term investments such as Federal funds sold are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $140.5 million at December 31, 2004.

Investment securities maturing or repricing in the same time frame totaled $24.7 million or 20.2% of the investment portfolio at year-end 2004. In addition, principal payments on mortgage-backed securities and CMOs totaled $26.0 million in 2004.

The liability portion of the balance sheet provides liquidity through interest bearing and non-interest bearing deposit accounts. Federal funds purchased, Federal Home Loan Bank advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

Although the majority of the securities portfolio has stated maturities longer than 10 years, the entire portfolio consists of securities that are readily marketable and easily convertible into cash. As of December 31, 2004, the bond portfolio had an expected average maturity of 4.1 years, and approximately 63% of the $128 million in bonds were expected to be repaid within 5 years. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment, and other cash requirements. Instead, these activities are funded by cash flows from operating activities and increases in deposits and short-term borrowings.

The Bank, at December 31, 2004, had long-term debt and short-term borrowings that, on average, represented 17.3% of total liabilities and equity.

The Bank currently has up to $144.2 million in additional borrowing capacity from the Federal Home Loan Bank and $40 million in established Federal funds lines.

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Sensitivity is measured as the difference between the volume of assets and the volume of liabilities in the current portfolio that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus affecting net interest income. It should be noted, therefore, that a matched interest-sensitive position by itself will not ensure maximum net interest income. Management continually evaluates the condition of the economy, the pattern of market interest rates, and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest sensitivity gap positions to maximize net interest income based upon anticipated movements in general levels of interest rates.

Measuring Interest Rate Sensitivity: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors. Derivatives used in interest rate sensitivity management are also included in the applicable gap intervals.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap – more assets repricing than liabilities – will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap – more liabilities repricing than assets – will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors such as administered rates, pricing strategies on consumer and business deposits, changes in balance sheet mix, or the effect of various options embedded in balance sheet instruments.

The accompanying table shows the Bank's rate sensitive position at December 31, 2004, as measured by gap analysis. Over the next 12 months approximately $80 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicated that the Bank has a negative gap within the next 12-month range.

Interest Rate Sensitivity Analysis—Income Simulation

December 31, 2004 (In Thousands of Dollars)

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years	Non-Rate Sensitive	Total
Earning Assets:							
Loans (Net of Unearned Income)	$ 98,113	$ 56,871	$154,984	$ 130,929	$118,070	$ 0	$403,983
Investment Securities	6,057	24,045	30,102	946	96,673	0	127,721
Interest-Bearing Deposits in Other Banks	1,990	0	1,990	0	0	0	1,990
Total Earning Assets	$106,160	$ 80,916	$187,076	$ 131,875	$214,743	$ 0	$533,694
Percent of Total Earning Assets	19.9%	15.2%	35.1%	24.7%	40.2%	0%	100.0%
Interest-Bearing Liabilities:							
Interest-Bearing Deposits and Liabilities							
Demand Deposits (1)	$ 15,735	$ 0	$ 15,735	$ 62,941	$ 0	$ 0	$ 78,676
Savings Deposits (1)	10,871	0	10,871	43,485	0	0	54,356
Time Deposits	40,889	81,224	122,113	90,172	0	0	212,285
Other Liabilities	90,463	24	90,487	91	0	0	90,578
Non-Interest-Bearing Liabilities							
Demand Deposits	1,378	0	1,378	0	0	53,756	55,134
Equity	0	0	0	0	0	42,665	42,665
Total Funding Sources	$159,336	$ 81,248	$240,584	$ 196,689	$ 0	$ 96,421	$533,694
Percent of Total Funding Sources	29.9%	15.2%	45.1%	36.8%	0.0%	18.1%	100.0%
Interest Sensitivity Gap (Balance Sheet)	$(53,176)	$ (332)	$(53,508)	$ (64,814)	$214,743	$ (96,421)	$ 0
Derivative Instruments	$ 15,000	$ 0	$ 15,000	$ 0	$ 0	$ (15,000)	$ 0
Interest Sensitive Gap	$(38,176)	$ (332)	$(38,508)	$ (64,814)	$214,743	$(111,421)	$ 0
Cumulative Interest-Sensitive Gap	$(38,176)	$(38,508)	$ N/A	$(103,322)	$111,421	$ 0	$ 0

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years Non-Rate Sensitive	Total
Ratio of Earning Assets to Funding Sources and Derivative Instruments	0.74%	1.00%	0.83%	0.67%	1.93%	1.00%
Cumulative Ratio	0.74%	0.83%	N/A	0.76%	1.00%	1.00%

(1) Management's adjustments reflect the Bank's anticipated repricing sensitivity of non-maturity deposit products. Historically, balances on non-maturity deposit accounts have remained relatively stable despite changes in market interest rates. Management has classified certain of these accounts as non-rate sensitive based on management's historical pricing practices and runoff experience.

Certain interest-sensitive assets and liabilities are included in the table based on historical repricing experience and expected prepayments in the case of mortgage-backed securities rather than contractual maturities. Non-accruing loans are included in loans at the contractual maturity.

The Bank uses additional tools to monitor and manage interest rate risk. These include net interest income and margin simulation analysis as well as forecasting changes in the market value of equity. Both analyses are methods of estimating earnings and capital at risk under varying interest rate conditions. These measures incorporate adjustments for changes in the timing of asset liability and cash flows and capture adjustments for the lag between movements in market interest rates and the movements of administered rates on prime rate loans, interest-bearing transaction accounts, regular savings, and money market savings accounts. Income simulation analysis indicates that the Bank is slightly exposed to both increases and decreases in interest rates.

The following table demonstrates the expected effect a given parallel interest rate shift would have on net interest income over a two-year period.

Change in Interest Rates (in basis points)	$ Change in Net Interest Income	% Change in Net Interest Income
	(in thousands)	
+200	$(695)	(1.42)%
+100	(273)	(0.56)%
–100	(229)	(0.47)%
–200	(518)	(1.06)%

Condensed Balance Sheet Duration Analysis – Market Value of Equity

	Book Value (in thousands)	Estimated Modified Duration Down 1%	Up 1%
ASSETS			
Cash and Due From Banks	$ 11,959	4.63%	4.41%
Interest Bearing Balances in Other Banks	1,990	0.01	0.01
Fed Funds Sold	0	0.01	0.01
Investment Securities Available-for-Sale	127,721	1.49	2.79
Loans, Net	396,922	2.69	2.23
Premises and Equipment	19,770	4.63	4.41
Accrued Interest Receivable	4,649	4.63	4.41
Investment in Limited Partnerships	2,617	4.63	4.41
Other Assets	20,525	4.63	4.41
Total Assets	$586,153	2.62%	2.57%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Demand, Non-Interest Bearing	$ 55,134	4.63%	4.41%
Demand, Interest Bearing	78,676	3.47	2.21
Savings	54,356	3.42	2.89
Time Deposits	212,285	1.13	1.11
Total Deposits	$400,451		
Other Liabilities	$ 13,211	4.63%	4.41%
Short-Term Borrowing	941	0.01	0.01
Long-Term Borrowing	89,637	2.41	2.14
Shareholders' Equity	81,913	4.63	4.41
Total Liabilities and Shareholders' Equity	$586,153	2.74%	2.42%
Modified Duration Differential		(0.13)	0.14
*Projected Change in Market Value of Equity (Pre-tax) ($000)		$ (773)	$(848)

* The change in the market value of equity approximates the present value of the Bank's future pre-tax earnings exposure to a 1% rise or fall in the interest rates measured over a 5 year time horizon given a 1% increase or decrease in market interest rates.

The Bank follows a uniform process to calculate the duration of each asset and liability category. The first step is to assemble maturity and repricing data for categories of loans, investments, CDs and other financial instruments with contractual maturities. The second step is to determine how bank management, where appropriate, would alter the interest rate for each category of assets and liabilities assuming market interest rates rose or fell 1% or 2%. The third step is to combine the maturity analysis and repricing assumptions in order to estimate modified duration for each category. The fourth step is to calculate a weighted average for total assets and liabilities, and the fifth step is to multiply the calculated modified duration difference (for both up 1% and down 1% interest rate scenarios) in step four by total assets. Based on the current position of the balance sheet, management believes these estimates reflect how the market value of each asset and liability would change as interest rates change, and in total, reflect the changes in market values of equity.

In this methodology, all non-rate sensitive assets and liabilities are assigned a modified duration equal to 4.5 years. Additionally, estimates of modified duration incorporate the likelihood that some assets and liabilities would change maturities as interest rates change. This method also incorporates management's belief that deposit and loan rates would not rise or fall equally either by category or by interest rate scenario. There is no allowance for growth or runoff in deposit or loan balances.

The analysis of market value of equity presented above suggests that the Bank's earnings should decrease slightly if interest rates rise and should increase slightly if interest rates fall over the five-year time horizon.

As part of the ongoing monitoring of interest-sensitive assets and liabilities, the Bank enters into various interest rate contracts ("interest rate protection contracts") to help manage the Bank's interest sensitivity. These contracts generally have a fixed notional principal amount and include (i) interest rate swaps where the Bank typically receives or pays a fixed rate and a counterparty pays or receives a floating rate based on a specified index, (ii) interest rate caps and floors purchased where the Bank receives interest if the specified index falls below the floor rate or rises above the cap rate. All interest rate swaps represent end-user activities and are designed as hedges. The interest rate risk factor in these contracts is considered in the overall interest management strategy and the Company's interest risk management program. The income or expense associated with interest rate swaps, caps, and floors classified as hedges are ultimately reflected as adjustments to interest income or expense. Changes in the estimated market value of interest rate protection contracts are reflected in either the Bank's income statement or balance sheet. A discussion of interest rate risks, credit risks and concentrations in derivative instruments is included in Note 19, "Derivative Financial Instruments," of the "Notes to Consolidated Financial Statements."

Commitments

The Bank maintains financial instruments with risk exposure not reflected in the Consolidated Financial Statements. These financial instruments are executed in the normal course of business to meet the financing needs of its customers and in connection with its investing and trading activities. These financial instruments include commitments to make loans, standby letters of credit, and commitments to purchase securities for forward delivery.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank applies the same credit policy in making these commitments that it uses for on-balance sheet items.

Collateral obtained upon exercise of the commitment is determined based on management's credit evaluation of the borrower and may include accounts receivable, inventory, property, land, and other items. The Bank normally requires collateral for standby letters of credit. As of December 31, 2004, the Bank had outstanding standby letters of credit and commitments to make loans of $2.0 million and $33.9 million, respectively.

The Bank is prepared to fulfill the above commitments through scheduled maturities of loans and securities along with cash flows from operations, anticipated growth in deposits, and short-term borrowings.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is considered material, other than operating leases, included in Note 17, guarantees, commitments and contingencies, included in Note 18, and derivative financial instruments, included in Note 19 of the "Notes to Consolidated Financial Statements."

Contractual Obligations

The following summarizes the Company's contractual obligations as of December 31, 2004.

	Payment Due by Period				
	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
Time Deposits	$212,285	$122,113	$48,199	$41,376	$ 597
Long-Term Debt*	89,637	25,014	12,000	39,623	13,000
Commitments to Extend Credit	33,916	29,537	0	0	4,379
Operating Leases	505	225	179	97	4
Standby Letters of Credit	2,011	1,185	826	0	0
Total	$338,354	$178,074	$61,204	$81,096	$17,980

* Long-Term Debt consists of FHLB advances totaling $89,637,000. $136,697 are fixed rate advances, $39,000,000 are floating rate, and $50,500,000 are convertible. Interest is included and calculated at the current rate for the entire period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
United Security Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of United Security Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Security Bancshares, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Security Bancshares, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Birmingham, Alabama
March 15, 2005

Management's Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and the Principal Financial Officer and the Principal Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for Bancshares. Management conducted an evaluation of the effectiveness of Bancshares' internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this evaluation, management concluded that Bancshares' internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of Bancshares' internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in the attestation report on page 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
United Security Bancshares, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that United Security Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Security Bancshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Security Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, United Security Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Security Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of United Security Bancshares, Inc. and our report date March 15, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Birmingham, Alabama
March 15, 2005

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CASH AND DUE FROM BANKS	$ 11,958,607	$ 12,595,962
INTEREST BEARING DEPOSITS IN OTHER BANKS	1,990,110	48,313
Total cash and cash equivalents	13,948,717	12,644,275
INVESTMENT SECURITIES AVAILABLE FOR SALE, at fair market value	127,721,251	139,104,173
LOANS, net of allowance for loan losses of $7,060,754 and $6,841,662, respectively	396,922,409	379,736,135
PREMISES AND EQUIPMENT, net of accumulated depreciation of $14,427,787 and $12,437,369, respectively	19,769,643	11,363,089
CASH SURRENDER VALUE OF BANK OWNED LIFE INSURANCE	8,804,428	6,840,275
ACCRUED INTEREST RECEIVABLE	4,649,068	4,971,954
INVESTMENT IN LIMITED PARTNERSHIPS	2,616,944	2,979,847
OTHER ASSETS	11,720,544	9,548,163
Total assets	$586,153,004	$567,187,911
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Demand, non-interest bearing	$ 55,134,185	$ 47,012,812
Demand, interest bearing	78,676,312	77,512,847
Savings	54,355,750	49,387,463
Time, $100,000 and over	74,418,405	71,892,728
Other time	137,866,276	141,874,456
Total deposits	400,450,928	387,680,306
OTHER LIABILITIES	13,211,004	7,835,859
SHORT-TERM BORROWINGS	941,498	2,587,423
LONG-TERM DEBT	89,636,697	95,755,118
Total liabilities	504,240,127	493,858,706
SHAREHOLDERS' EQUITY:		
Minority Interest	165,276	0
Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,317,560 and 7,317,560 shares issued, respectively	73,175	73,175
Surplus	9,233,279	9,233,279
Accumulated other comprehensive income, net of tax	946,715	977,322
Retained earnings	82,293,436	73,794,123
Treasury stock, 887,106 and 885,286 shares at cost for 2004 and 2003, respectively	(10,799,004)	(10,748,694)
Total shareholders' equity	81,912,877	73,329,205
Total liabilities and shareholders' equity	$586,153,004	$567,187,911

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
INTEREST INCOME:			
Interest and fees on loans	$43,437,915	$40,576,884	$37,478,274
Interest on investment securities available for sale:			
Taxable	4,771,742	4,921,830	6,862,930
Tax-exempt	930,352	898,500	1,006,530
Other interest and dividends	293,619	324,410	397,911
	5,995,713	6,144,740	8,267,371
Interest on federal funds sold	138	0	6,058
Total interest income	49,433,766	46,721,624	45,751,703
INTEREST EXPENSE:			
Interest on deposits	6,391,902	7,193,181	9,281,548
Interest on short-term borrowings	32,259	11,035	51,158
Interest on long-term debt	3,784,829	3,930,525	4,801,204
	10,208,990	11,134,741	14,133,910
NET INTEREST INCOME	39,224,776	35,586,883	31,617,793
PROVISION FOR LOAN LOSSES	3,723,708	3,504,567	3,859,363
Net interest income after provision for loan losses	35,501,068	32,082,316	27,758,430
NONINTEREST INCOME:			
Service and other charges on deposit accounts	3,258,596	3,315,921	2,966,294
Credit life insurance income	937,425	977,183	952,031
Investment securities (losses) gains, net	(37,716)	51,680	198,064
Other income	1,436,454	1,316,910	952,376
Total non-interest income	5,594,759	5,661,694	5,068,765
NONINTEREST EXPENSE:			
Salaries and employee benefits	12,963,947	12,377,011	11,494,922
Furniture and equipment expense	1,370,627	1,355,534	1,390,301
Occupancy expense	1,498,266	1,408,498	1,359,120
Other expense	6,212,453	6,164,879	5,787,224
Total noninterest expense	22,045,293	21,305,922	20,031,567
INCOME BEFORE INCOME TAXES	19,050,534	16,438,088	12,795,628
PROVISION FOR INCOME TAXES	5,919,984	5,022,682	3,620,574
NET INCOME	$13,130,550	$11,415,406	$ 9,175,054
AVERAGE NUMBER OF SHARES OUTSTANDING	6,430,767	6,431,701	6,505,534
NET INCOME PER SHARE:			
Basic earnings per share	$ 2.04	$ 1.77	$ 1.41
Diluted earnings per share	$ 2.04	$ 1.77	$ 1.41
DIVIDENDS PER SHARE	$ .72	$ .67	$ .60

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	Minority Interest	Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Common Stock	Total Shareholders' Equity
BALANCE, December 31, 2001	$ 0	$8,994,582	$ 938,568	$61,435,670	$ (6,199,083)	$36,473	$65,206,210
Comprehensive income:							
Net income	0	0	0	9,175,054	0	0	9,175,054
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	921,539	0	0	0	921,539
Comprehensive income							10,096,593
Dividends paid	0	0	0	(3,885,799)	0	0	(3,885,799)
Purchase of treasury stock	0	0	0	0	(4,549,611)	0	(4,549,611)
Exercise of stock options	0	164,406	0	0	0	94	164,500
BALANCE, December 31, 2002	0	9,158,988	1,860,107	66,724,925	(10,748,694)	36,567	67,031,893
Comprehensive income:							
Net income	0	0	0	11,415,406	0	0	11,415,406
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	(882,785)	0	0	0	(882,785)
Comprehensive income							10,532,621
Dividends paid	0	0	0	(4,309,621)	0	0	(4,309,621)
Exercise of stock options	0	74,291	0	0	0	21	74,312
Stock split, two-for-one	0	0	0	(36,587)	0	36,587	0
BALANCE, December 31, 2003	0	9,233,279	977,322	73,794,123	(10,748,694)	73,175	73,329,205
Comprehensive income:							
Net income	0	0	0	13,130,550	0	0	13,130,550
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	(30,607)	0	0	0	(30,607)
Comprehensive income							13,099,943
Dividends paid	0	0	0	(4,631,237)	0	0	(4,631,237)
Purchase of treasury stock	0	0	0	0	(50,310)	0	(50,310)
Minority interest	165,276	0	0	0	0	0	165,276
BALANCE, December 31, 2004	$165,276	$9,233,279	$ 946,715	$82,293,436	$(10,799,004)	$73,175	$81,912,877

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 13,130,550	$ 11,415,406	$ 9,175,054
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	908,726	906,609	1,046,982
Provision for loan losses	3,723,708	3,504,567	3,859,363
Deferred income tax (benefit) expense	(27,680)	(794,670)	121,631
Amortization of intangibles	0	0	0
Loss (Gain) on sale of securities, net	37,716	(44,030)	(198,064)
Loss (Gain) on sale of fixed assets, net	132,434	14,229	(68,645)
Amortization of premium and discounts, net	450,931	894,023	446,183
Changes in assets and liabilities:			
Decrease in accrued interest receivable	285,196	618,888	239,676
(Increase) decrease in other assets	(2,007,191)	(2,477,498)	779,618
Increase (decrease) in interest payable	67,120	(91,622)	(288,306)
Increase (decrease) in other liabilities	2,728,856	2,017,557	(181,970)
Net cash provided by operating activities	19,430,366	15,963,459	14,931,522
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(34,410,740)	(101,585,461)	(69,732,399)
Proceeds from sales of investment securities available for sale	14,855,241	25,336,661	124,244
Proceeds from maturities and prepayments of investment securities available for sale	29,831,236	69,082,113	75,119,678
Purchase of insurance	(1,500,000)	0	(6,505,505)
Net change in loan portfolio	(26,753,658)	(31,806,303)	(22,299,542)
Net decrease in Federal Funds sold	0	0	1,000,000
Purchase of premises and equipment, net	(663,936)	(1,511,115)	(1,801,083)
Net cash and income acquired in consolidation of Limited Partnerships	184,524	0	0
Net cash used in investing activities	(18,457,333)	(40,484,105)	(24,094,607)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in customer deposits	12,777,302	34,580,041	(1,714,795)
Net (decrease) increase in short–term borrowings	(1,645,925)	196,258	2,036,556
Proceeds from FHLB advances and other borrowings	25,000,000	25,000,000	20,000,000
Repayment of FHLB advances and other borrowings	(31,118,421)	(35,118,420)	(10,118,421)
Proceeds from issuance of common stock	0	74,312	164,500
Dividends paid	(4,631,237)	(4,309,621)	(3,885,799)
Purchases of treasury stock	(50,310)	0	(4,549,611)
Net cash provided by financing activities	331,409	20,422,570	1,932,430
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,304,442	(4,098,076)	(7,230,655)
CASH AND CASH EQUIVALENTS, beginning of year	12,644,275	16,742,351	23,973,006
CASH AND CASH EQUIVALENTS, end of year	$ 13,948,717	$ 12,644,275	$ 16,742,351

The accompanying notes are an integral part of these consolidated statements.

1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. (the "Company" or "USB") and its subsidiary, First United Security Bank (the "Bank" or "FUSB"), provide commercial banking services to customers located primarily in Clarke, Choctaw, Bibb, Shelby, Tuscaloosa, and surrounding counties in Alabama and Mississippi. The Company also owns all of the stock of First Security Courier Corporation ("FSCC"), an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for financial institutions located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("Acceptance" or "ALC"), an Alabama corporation. Acceptance is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. Acceptance has offices located within the communities served by the Bank as well as offices outside the Bank's market area in North and Southeast Alabama and Eastern Mississippi. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("Reinsurance"), an Arizona corporation. Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, FSCC, the Bank and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company considers a voting entity to be a subsidiary and consolidates if the Company has controlling financial interest in the entity. Variable Interest Entities (VIE's) are consolidated if the majority of the expected losses or returns would be absorbed by the Company. Unconsolidated investments in VIE's in which the Company has significant influence over operating and financing decisions are accounted for using the equity method. See "Recent Accounting Pronouncements" below and Note 7 for further discussions of VIE's.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States ("GAAP") and with general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, in some cases, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans is secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market. The Company also has a significant portion of its loans concentrated in the timber and timber-related industries. Performance of these loans is affected by economic conditions in this industry.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company is required to maintain average balances by the Federal Reserve Bank. The average amount of this reserve balance was $25,000 for the years ended December 31, 2004 and 2003.

Supplemental disclosures of cash flow information and noncash transactions related to cash flows for the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Cash paid during the period for:			
Interest	$10,179,580	$11,226,361	$14,484,719
Income taxes	6,689,191	4,953,500	3,760,000

Revenue Recognition

The main source of revenue for the Company is interest revenue, which is recognized on an accrual basis calculated by non-discretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. Other types of non-interest revenue such as service charges on deposits are accrued and recognized into income as services are provided and the amount of fees earned is reasonably determinable.

Securities

Securities may be held in three portfolios: trading account securities, held to maturity securities, and securities available for sale. Trading account securities are carried at market value, with unrealized gains and losses included in earnings. Investment securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held to maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available for sale are carried at market value, with any unrealized gains or losses excluded from earnings and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income. Investment securities available for sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning, or other valid business purposes. The Company held no securities in its held to maturity portfolio at December 31, 2004 or 2003.

Included in investment securities available for sale is stock in the Federal Home Loan Bank ("FHLB") of Atlanta. FHLB stock is carried at cost, has no contractual maturity, has no quoted fair value, and no ready market exists; therefore, the fair value of such stock is assumed to approximate cost. The investment in the stock is required of every member of the FHLB system.

Interest earned on investment securities held to maturity, investment securities available for sale, and trading account securities are included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method. Gains and losses on the sale of investment securities held to maturity and investment securities available for sale, computed principally on the specific identification method, are shown separately in non-interest income in the consolidated statements of income, net of related income taxes.

Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. Statement of Financial Accounting Standards No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as amended, (Statement 133) requires all derivative instruments to be carried at fair value on the statement of condition. Statement 133 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under Statement 133.

The Company designates the derivative on the date the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is redesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting being recorded on the hedged item or in other comprehensive income for cash flow hedges.

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans, on an effective yield basis.

Interest on commercial and real estate loans is accrued and credited to income based on the principal amount outstanding. Interest on installment loans is recognized using the interest method for a limited number of loans, according to the rule of 78's which approximates the interest method.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Mortgage Loans Held for Sale

At December 31, 2004 and 2003, mortgage loans held for sale represented residential mortgage loans held for sale. Loans held for sale are carried at the lower of aggregate cost or market value and are included in the loan classification on the balance sheet. These loans amounted to $511,150 and $1,102,475 at December 31, 2004 and 2003, respectively.

Allowance for Loan Losses

The allowance for loan losses is determined based on various components in accordance with Statement of Financial Accounting Standards No. 114 *Accounting by Creditors for Impairment of a Loan* for individually impaired loans and Statement of Financial Accounting Standards No. 5 *Accounting for Contingencies* for pools of loans. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known.

Long-Lived Assets

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Goodwill and core deposit intangibles are included in other assets. The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses how intangible assets that are acquired individually or with a group of assets should be accounted for in financial statements upon their acquisition. The statement also requires companies to no longer amortize goodwill and intangible assets with indefinite useful lives, but instead test annually for impairment. The Company had upon adoption of this statement, $4.1 million in unamortized goodwill, and, in accordance with this statement, performed a transition impairment test and an annual impairment analysis and concluded no impairment charge was needed.

Other Real Estate

Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Other real estate aggregated $1,664,271 and $2,607,726 at December 31, 2004 and 2003, respectively, and is included in other assets. Transfers from loans to other real estate amounted to $1,374,807 in 2004. Transfers from other real estate to loans amounted to $349,726.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the liability method. Under the liability method, deferred taxes are recognized for the tax-consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Earnings Per Share

Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed based upon the weighted average number of shares outstanding during the period, plus the dilutive effect of outstanding stock options.

The following table represents the earnings per share calculations for the years ended December 31, 2004, 2003, and 2002:

For the Years Ended	Net Income	Weighted Average Shares	Earnings Per Share
December 31, 2004:			
Net Income	$13,130,550		
Basic earnings per share	13,130,550	6,430,767	$2.04
Dilutive securities	0	0	
Diluted earnings per share	$13,130,550	6,430,767	$2.04
December 31, 2003:			
Net Income			
Basic earnings per share	$11,415,406	6,431,701	$1.77
Dilutive securities	0	0	
Diluted earnings per share	$11,415,406	6,431,701	$1.77
December 31, 2002:			
Net Income			
Basic earnings per share	$ 9,175,054	6,505,534	$1.41
Dilutive securities	0	0	
Diluted earnings per share	$ 9,175,054	6,505,534	$1.41

Recent Accounting Pronouncements

The financial accounting standards board issued a revised version of Interpretation No. 46 *Consolidation of Variable Interest Entities* (Interpretation 46), in December of 2003. Interpretation 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity. The equity investors lack one or more of the following characteristics of a controlling financial interest: (1) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (3) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing expected losses. This revised Interpretation 46 is effective no later than the end of the first interim or annual period ending after December 15, 2003, for entities created after January 31, 2003, and for entities created before February 1, 2003, no later than the end of the first interim or annual period ending after March 15, 2004. As required, the Company adopted the guidance of Interpretation 46 for all entities. See Note 7 for additional discussion concerning the Company's adoption of Interpretation 46.

In March 2004, the SEC issued Staff Accounting Bulletin 105 *Application of Accounting Principles to Loan Commitments*, (SAB 105) stating the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Company carries all loan commitments at fair value, and does not include the value of its servicing or any of internally developed intangible asset in the valuation of its commitments. Thus, the adoption of SAB 105 did not have an impact on the Company's financial condition or results of operation.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, *Meaning of Other Than Temporary Impairment*, (Issue 03-1) for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115 and cost method investments. The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03-1 is other-than-temporarily impaired is as follows: 1) Determine whether the investment is impaired. An investment is impaired if its fair value is less than its cost. 2) Evaluate whether the impairment is other-than-temporary. 3) If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value. On September 30, 2004, the FASB issued FASB Staff Position EITF 03-01-1, *Effective Date of Paragraph 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* which delays the effective date of paragraphs 10-20 of Issue 03-1 pertaining to measurement and recognition of other-than-temporary impairment. The delay of the effective date will be superseded and concurrent with the final issuance of FASB Staff Position EITF Issue 03-1-a which is expected to contain implementation guidance. Although the impact of adoption of paragraphs 10-20 of Issue 03-1 will not be known until the final guidance is issued, the Company does not anticipate the adoption of EITF 03-1 to have a material impact on the Company.

3. INVESTMENT SECURITIES

Details of investment securities available for sale at December 31, 2004 and 2003 are as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 20,271,318	$ 712,132	$ (8,340)	$ 20,975,110
U.S. treasury securities and obligations of U.S. government agencies	0	0	0	0
Mortgage-backed securities	100,351,118	873,735	(523,438)	100,701,415
Equity securities	132,120	153,006	0	285,126
Preferred stock	600,000	0	(6,000)	594,000
FHLB stock	5,165,600	0	0	5,165,600
Total	$126,520,156	$1,738,873	$(537,778)	$127,721,251

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 18,235,209	$ 743,309	$ (37,520)	$ 18,940,998
U.S. treasury securities and obligations of U.S. government agencies	1,641,267	0	(22,092)	1,619,175
Mortgage-backed securities	111,885,144	1,409,699	(427,573)	112,867,270
Equity securities	132,120	120,810	0	252,930
Preferred stock	600,000	33,000	0	633,000
FHLB stock	4,790,800	0	0	4,790,800
Total	$137,284,540	$2,306,818	$(487,185)	$139,104,173

The scheduled maturities of investment securities available for sale at December 31, 2004 are presented in the following table:

	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 99,983	$ 100,310
Maturing after one but before five years	3,070,270	3,077,616
Maturing after five but before fifteen years	53,461,742	54,333,585
Maturing after fifteen years	64,590,441	64,759,014
Equity securities and FHLB stock	5,297,720	5,450,726
Total	$126,520,156	$127,721,251

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects the Company's investments gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004. The Company does not believe any individual unrealized loss represents an other-than temporary impairment. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature.

	December 31, 2004			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties, and political subdivisions	$ 934,129	$ (5,645)	$ 122,305	$ (2,695)
U.S. treasury securities and obligations of U.S. government agencies	0	0	0	0
Mortgage-backed securities	45,744,127	(422,160)	4,350,498	(101,279)
Equity securities	0	0	0	0
Preferred stock	594,000	(6,000)	0	0
FHLB stock	0	0	0	0
Total	$47,272,256	$(433,805)	$4,472,803	$(103,974)

Investment securities available for sale with a carrying value of $79,369,456 and $99,144,957 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes.

Net losses realized on sales of securities available for sale were $37,716 in 2004. There were net gains of $51,680 in 2003, and $198,064 in 2002. The following chart represents the gross gains and losses for the years 2002 through 2004. There were no gross realized gains or losses on sales of trading account securities for 2004, 2003 and 2002.

	Gross Gains	Gross Losses	Net Gains (Losses)
2004	$ 81,893	$119,609	$(37,716)
2003	161,568	109,888	51,680
2002	$198,064	$ 0	$198,064

4. LOANS AND ALLOWANCE FOR LOAN LOSS

At December 31, 2004 and 2003, the composition of the loan portfolio was as follows:

	2004	2003
Commercial, financial, and agricultural	$ 33,443,089	$ 34,864,846
Real estate mortgage	276,698,453	265,442,408
Consumer installment	100,605,311	93,560,122
Less:		
Unearned interest, commissions, and fees	6,763,690	7,289,579
Total loans net of unearned interest and fees	403,983,163	386,577,797
Allowance for loan losses	7,060,754	6,841,662
Total	$396,922,409	$379,736,135

Included in real estate mortgage loans are mortgage loans held for sale of $511,150 and $1,102,475 at December 31, 2004 and 2003, respectively.

The Company grants commercial, real estate, and installment loans to customers primarily in Clarke, Choctaw, Bibb, Shelby, Tuscaloosa and surrounding counties in Southwest Alabama, and Southeast Mississippi. Although the Company has a diversified loan portfolio, the ability of a substantial number of the Bank's loan customers to honor their obligations is dependent upon the timber and timber-related industries. At December 31, 2004, approximately $26.4 million of the Company's loan portfolio consisted of loans to customers in the timber and timber-related industries.

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company and the Bank, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2004 and 2003 were $1,593,129 and $1,455,715, respectively. During the year ended December 31, 2004, new loans to these parties totaled $792,631 and repayments were $655,217.

A summary of the transactions in the allowance for loan losses follows:

	2004	2003	2002
Balance at beginning of year	$ 6,841,662	$ 6,623,056	$ 6,589,829
Provision for loan losses	3,723,708	3,504,567	3,859,363
Loans charged off	(4,279,262)	(4,119,202)	(4,910,640)
Recoveries of loans previously charged off	774,646	833,241	1,084,504
Balance at end of year	$ 7,060,754	$ 6,841,662	$ 6,623,056

No loans were considered to be impaired at December 31, 2004. At December 31, 2003, the recorded investment in loans that were considered to be impaired was $1,320,822 and was on a non-accrual basis. There was approximately $198,123 in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2003. The average recorded investment in impaired loans was approximately $1,328,514 and $1,740,672 at December 31, 2004 and 2003, respectively.

Loans on which the accrual of interest has been discontinued amounted to $1,496,679 and $1,879,007 at December 31, 2004 and 2003, respectively. If interest on those loans had been accrued, such income would have approximated $157,539, $359,361, and $367,215 for 2004, 2003, and 2002, respectively. Interest income actually recorded on those loans amounted to $55,967, $344,052, and $97,681 for 2004, 2003 and 2002, respectively.

5. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

	2004	2003
Land	$ 2,519,641	$ 1,928,349
Premises (40 years)	20,959,430	11,503,491
Furniture, fixtures, and equipment (3-7 years)	10,718,359	10,368,618
	34,197,430	23,800,458
Less accumulated depreciation	14,427,787	12,437,369
Total	$19,769,643	$11,363,089

Depreciation expense of $867,703, $906,609 and $1,046,982 was recorded in 2004, 2003, and 2002, respectively, on premises and equipment.

6. GOODWILL AND INTANGIBLE ASSETS

The Company has goodwill assets of $3,111,488 included in other assets as of December 31, 2004 and 2003.

7. INVESTMENT IN LIMITED PARTNERSHIPS

The Company has limited partnership investments in affordable housing projects, for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. The Company has invested in limited partnerships of affordable housing projects, both as direct investments and investments in funds that invest solely in affordable housing projects. The Company has determined that these structures meet the definition of a variable interest entity. The Company has determined that it needs to consolidate one of the funds in which it is the sole limited partner. The Company has also determined that this fund is required to consolidate one of the affordable housing projects the fund invests in. The resulting financial impact to the consolidation of the Company is a net increase to total assets of approximately $3.2 million. This includes $8.8 million in premises and equipment less a loan totaling $5.8 million. This loan payable by the partnership, payable to the Company, was eliminated as a result of this consolidation. Unconsolidated investments in these limited partnerships are accounted for under the equity method of accounting. The Company's maximum exposure to future loss related to these limited partnerships is limited to the $2.6 million recorded investment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships. See Note 2 for additional discussion on the Bank's investment in limited partnerships, included in "Recent Accounting Pronouncements."

The Bank had no remaining cash commitments to these partnerships at December 31, 2004.

8. DEPOSITS

At December 31, 2004, the scheduled maturities of the Bank's time deposits greater than $100,000 are as follows:

2005	$38,682,045
2006	8,201,847
2007	6,405,971
2008	17,439,604
2009 and thereafter	3,688,938
Total	$74,418,405

9. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase which generally mature within one to four days from the transaction date, treasury tax and loan deposits which are withdrawable on demand, and FHLB advances with original maturities in less than one year.

Information concerning short-term borrowings is as follows:

	2004		
	Federal Funds Purchased	Repurchase Agreements	Treasury Tax and Loan Deposits
Average balance during the year	$1,353,907	$0	$ 567,941
Average interest rate during the year	1.94%	0%	1.06%
Maximum month-end balance during the year	$8,175,000	$0	$1,219,752

	2003		
	Federal Funds Purchased	Repurchase Agreements	Treasury Tax and Loan Deposits
Average balance during the year	$ 348,110	$0	$ 675,656
Average interest rate during the year	1.43%	0%	0.90%
Maximum month-end balance during the year	$7,675,000	$0	$2,402,115

At December 31, 2004, the Bank has $40 million in available federal fund lines from correspondent banks.

10. LONG-TERM DEBT

The Company uses FHLB advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. At December 31, 2004 and 2003, investment securities and one-to-four family mortgage loans amounting to $94,418,480 and $71,208,239, respectively, were pledged to secure these borrowings.

The following summarizes information concerning FHLB advances and other borrowings:

	2004	2003
Balance at year-end	$89,636,697	$ 95,755,118
Average balance during the year	99,027,736	100,547,192
Maximum month-end balance during the year	99,732,457	105,857,822
Average rate paid during the year	3.80%	4.78%
Weighted average remaining maturity	2.71 years	3.31 years

Interest rates on FHLB advances ranged from 2.33% to 6.50% at December 31, 2004 and 2003, respectively.

Scheduled maturities of FHLB advances during 2005 are approximately $25.0 million. In 2006, there are $7.0 million in scheduled maturities. In 2007, there are $5.0 million in scheduled maturities. In 2008, there are $39.6 million in scheduled maturities. In 2009, there are no scheduled maturities. In 2010, there are $13.0 million in scheduled maturities.

At December 31, 2004, the Bank has $144.2 million in available credit from the Federal Home Loan Bank.

11. INCOME TAXES

The consolidated provisions (benefits) for income taxes for the years ended December 31 were as follows:

	2004	2003	2002
Federal			
Current	$5,267,586	$5,090,030	$2,954,514
Deferred	(24,515)	(711,022)	116,588
	5,243,071	4,379,008	3,071,102
State			
Current	680,078	727,323	544,429
Deferred	(3,165)	(83,649)	5,043
	676,913	643,674	549,472
Total	$5,919,984	$5,022,682	$3,620,574

The consolidated tax provision differed from the amount computed by applying the federal statutory income tax rate of 35% to pretax earnings for the following reasons:

	2004	2003	2002
Income tax expense at federal statutory rate	$6,667,355	$5,675,940	$4,285,251
Increase (decrease) resulting from:			
Tax-exempt interest	(390,860)	(386,069)	(423,755)
State income tax expense, net of federal income tax benefit	453,636	418,387	361,575
Low income housing tax credits	(583,163)	(654,516)	(700,000)
Other	(226,984)	(31,060)	97,503
Total	$5,919,984	$5,022,682	$3,620,574
Effective tax rate	31%	31%	28%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are presented below:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$2,740,960	$2,425,472
Accrued vacation	22,800	22,800
Deferred compensation	293,203	126,065
Deferred commissions and fees	0	273,821
Gain on sale of investments	264,910	155,074
Limited partnerships	20,837	0
Other	196,097	186,191
Total gross deferred tax assets	3,538,807	3,189,423
Deferred tax liabilities:		
Deferred commissions and fees	238,368	0
Premises and equipment	701,014	679,562
Limited partnerships	0	42,665
Unrealized gain on securities available for sale	450,411	586,394
Goodwill amortization	336,425	224,283
Other	240,043	247,637
Total gross deferred tax liabilities	1,966,261	1,780,541
Net deferred tax asset	$1,572,546	$1,408,882

12. EMPLOYEE BENEFIT PLANS

The Company sponsors an employee stock ownership plan, the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions). This plan covers substantially all employees and allows employees to contribute up to 15% of their compensation on a before-tax basis. The Company may make discretionary contributions to match employee contributions dollar for dollar up to 6% of an employee's compensation. Employees have the option to allocate some or all of their contributions towards the purchase of Company stock. The Company made matching contributions totaling $427,926 and $402,710 in 2004 and 2003, respectively.

13. LONG-TERM INCENTIVE COMPENSATION PLAN

The Company's Long-Term Incentive Compensation Plan ("LTICP") provides for a number of forms of stock based compensation for key employees of USB and its subsidiaries. Under the plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The LTICP provides for the issuance of up to 60,000 shares of USB common stock with a par value of $.01 per share. In addition, each option expires no later than five years after the grant date. The exercise price of each option is determined by the compensation committee, but in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

The Company continues to record compensation cost under APB No. 25. Had compensation cost been determined, consistent with the fair value based method of recording for stock-based compensation allowed for under SFAS No. 123, the Company's net income would have been decreased to the following pro forma amounts:

	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002
Net income—as reported	$13,130,550	$11,415,406	$9,175,054
Net income—pro forma	13,130,550	11,415,406	9,175,054
Basic net income per share—as reported	2.04	1.77	1.41
Basic net income per share—pro forma	2.04	1.77	1.41
Diluted net income per share—as reported	2.04	1.77	1.41
Diluted net income per share—pro forma	2.04	1.77	1.41

A summary of the status of the Company's stock option plan at December 31, 2004, 2003, and 2002, and the changes during the year then ended is as follows:

	2004		2003		2002	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	0	$0.00	4,100	$18.13	24,160	$10.87
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	4,100	18.13	18,800	8.75
Expired	0	0.00	0	0.00	1,260	8.75
Outstanding at end of year	0	$0.00	0	$ 0.00	4,100	$18.13
Exercisable at end of year	0	$0.00	0	$ 0.00	4,100	$18.13
Fair value of options granted	N/A		N/A		N/A	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk free interest rate based on zero coupon governmental issues at grant date with the maturity equal to the expected term of the options, no expected forfeiture rates as options are immediately vested at date of grant, with an expected stock volatility and an expected annual dividend yield.

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of this program could change accordingly.

14. SHAREHOLDERS' EQUITY

Dividends paid by the Company are primarily from dividends received from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of December 31, 2004, approximately $18.4 million of the Bank's retained earnings were available for dividend distribution without prior regulatory approval.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items. The Company's regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I capital to average total assets (as defined in the regulations). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2004 and 2003, that the Company meets all capital adequacy requirements imposed by its regulators.

As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the institution's category.

Actual capital amounts as well as required and well-capitalized total risk-based, Tier I risk based, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

	2004					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$82,075	19.17%	$34,245	8.00%	N/A	N/A
First United Security Bank	80,074	18.71%	34,231	8.00%	$42,789	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	76,703	17.92%	17,123	4.00%	N/A	N/A
First United Security Bank	74,705	17.46%	17,116	4.00%	25,674	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	76,703	12.87%	17,884	3.00%	N/A	N/A
First United Security Bank	74,705	12.54%	17,867	3.00%	29,778	5.00%

	2003					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$73,329	18.44%	$31,779	8.00%	N/A	N/A
First United Security Bank	70,956	17.86%	31,782	8.00%	$39,727	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	68,247	17.18%	15,889	4.00%	N/A	N/A
First United Security Bank	65,967	16.61%	15,891	4.00%	23,836	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	68,247	12.27%	16,681	3.00%	N/A	N/A
First United Security Bank	65,967	11.88%	16,657	3.00%	27,792	5.00%

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-owner sources.

In addition to net income, changes in other non-owner transactions consist entirely of changes in unrealized gains and losses on securities available for sale and derivative instruments.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the three years ended December 31:

	2004		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ (86,687)	$ 32,508	$ (54,179)
Reclassification adjustments for losses	37,716	(14,144)	23,572
Net change in unrealized gain on securities	$ (48,971)	$ 18,364	$ (30,607)

	2003		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$(1,360,776)	$ 510,291	$ (850,485)
Reclassification adjustments for (gains)	(51,680)	19,380	(32,300)
Net change in unrealized gain on securities	$(1,412,456)	$ 529,671	$ (882,785)

	2002		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ 1,672,526	($627,197)	$1,045,329
Reclassification adjustments for (gains)	(198,064)	74,274	(123,790)
Net change in unrealized gain on securities	$ 1,474,462	($552,923)	$ 921,539

15. SEGMENT REPORTING

Under SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the two reportable operating segments of the Company. The reportable segments were determined using the internal management reporting system. They are composed of the Company's and Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2—Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the two reportable segments of the Company are included in the following table.

	2004				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(In thousands)				
Total interest income	$ 34,859	$ 22,317	$ 97	$ (7,839)	$ 49,434
Total interest expense	10,239	7,745	64	(7,839)	10,209
Net interest income	24,620	14,572	33	0	39,225
Provision for loan losses	1,188	2,536	0	0	3,724
Net interest income after provision	23,432	12,036	33	0	35,501
Total non-interest income	4,419	519	14,456	(13,799)	5,595
Total non-interest expense	14,382	7,050	1,120	(507)	22,045
Income (loss) before income taxes and cumulative effect of a change in accounting principle	13,469	5,505	13,369	(13,292)	19,051
Provision for income taxes	3,842	2,061	17	0	5,920
Net income (loss)	$ 9,627	$ 3,444	$13,352	$ (13,292)	$ 13,131
Other significant items:					
Total assets	$577,170	$121,890	$94,526	$(207,433)	$586,153
Total investment securities	127,018	0	703	0	127,721
Total loans, net	398,337	118,198	0	(119,613)	396,922
Investment in subsidiaries	2,650	63	78,736	(81,371)	78
Total interest income from external customers	27,069	22,317	48	0	49,434
Total interest income from affiliates	7,790	0	49	(7,839)	0

	2003				
	FUSB	ALC	All Other	Eliminations	Consolidated
			(In thousands)		
Total interest income	$ 34,157	$ 19,100	$ 110	$ (6,645)	$ 46,722
Total interest expense	11,181	6,599	0	(6,645)	11,135
Net interest income	22,976	12,501	110	0	35,587
Provision for loan losses	1,069	2,436	0	0	3,505
Net interest income after provision	21,907	10,065	110	0	32,082
Total non-interest income	4,765	509	12,664	(12,276)	5,662
Total non-interest expense	13,825	6,777	1,119	(415)	21,306
Income (loss) before income taxes and cumulative effect of a change in accounting principle	12,847	3,797	11,655	(11,861)	16,438
Provision for income taxes	3,742	1,263	18	0	5,023
Net income (loss)	$ 9,105	$ 2,534	$11,637	$ (11,861)	$ 11,415
Other significant items:					
Total assets	$562,814	$110,507	$75,941	$(182,074)	$567,188
Total investment securities	138,106	0	998	0	139,104
Total loans, net	378,358	107,217	0	(105,839)	379,736
Investment in subsidiaries	2,852	135	69,997	(72,849)	135
Total interest income from external customers	27,558	19,100	64	0	46,722
Total interest income from affiliates	6,599	0	46	(6,645)	0

	2002				
	FUSB	ALC	All Other	Eliminations	Consolidated
			(In thousands)		
Total interest income	$ 35,395	$ 16,010	$ 196	$ (5,849)	$ 45,752
Total interest expense	14,195	5,788	0	(5,849)	14,134
Net interest income	21,200	10,222	196	0	31,618
Provision for loan losses	1,419	2,440	0	0	3,859
Net interest income after provision	19,781	7,782	196	0	27,759
Total non-interest income	4,346	425	10,278	(9,980)	5,069
Total non-interest expense	13,028	6,489	944	(429)	20,032
Income (loss) before income taxes and cumulative effect of a change in accounting principle	11,099	1,718	9,530	(9,551)	12,796
Provision for income taxes	3,108	482	31	0	3,621
Net income (loss)	$ 7,991	$ 1,236	$ 9,499	$ (9,551)	$ 9,175
Other significant items:					
Total assets	$531,839	$ 86,942	$69,377	$(152,840)	$535,318
Total investment securities	132,538	0	1,992	0	134,530
Total loans, net	352,692	83,397	0	(84,655)	351,434
Investment in subsidiaries	1,394	110,000	63,566	(64,960)	110,000
Total interest income from external customers	29,608	16,010	134	0	45,752
Total interest income from affiliates	5,787	0	62	(5,849)	0

16. OTHER OPERATING EXPENSES

Other operating expenses for the years 2004, 2003, and 2002 consist of the following:

	2004	2003	2002
Telephone expense	$ 434,793	$ 429,297	$ 406,727
Impairment/write-down Limited Partnerships	345,218	562,105	826,364
Legal, accounting and other professional fees	1,077,715	538,985	404,950
Postage, stationery, and supplies	797,747	815,683	764,831
Other	3,556,980	3,818,809	3,384,352
Total	$6,212,453	$6,164,879	$5,787,224

17. OPERATING LEASES

The Company leases office space, data processing, and other equipment under operating leases.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2004:

Year ending December 31,	
2005	$224,935
2006	106,309
2007	72,604
2008	58,160
2009	38,522
2010	4,202

Total rental expense under all operating leases was $347,776, $342,817 and $372,186 in 2004, 2003, and 2002, respectively.

18. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Company is a defendant in other certain claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions, and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits, and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counter party default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2004, 2003, and 2002, there were no credit losses associated with derivative contracts. At December 31, 2004 and 2003, there were no nonperforming derivative positions.

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit, and others, which are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,	
	2004	2003
	(In thousands)	
Standby letters of credit	$ 2,011	$ 523
Commitments to extend credit	33,916	25,792

Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2004, is $2,010,653 and represents the Company's total credit risk. At December 31, 2004, the Company had $2,000,653 associated with standby letter of credit agreements entered into subsequent to December 31, 2002, as a result of the Company's adoption of Interpretation 45 at January 1, 2003. Standby letter of credit agreements entered into prior to January 1, 2003, have a carrying value of zero.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates. At December 31, 2004, there were no outstanding commitments to purchase and sell securities for delayed delivery.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off–balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its interest rate risk management, investing, and trading activities. These financial instruments include commitments to extend credit and standby letters of credit.

The Bank's principal objective in holding derivative financial instruments is asset-liability management. The operations of the Bank are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of the Bank's interest-earning assets and the amount of interest-bearing liabilities that mature or re-price in specified periods. The principal objective of the Bank's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Bank. To achieve that objective, the Bank uses a combination of derivative financial instruments, including interest rate swaps. Note 2 to the Consolidated Financial Statements includes a summary of how derivative instruments used for interest rate risk management are accounted for in the financial statements.

An interest rate swap is an agreement in which two parties agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a specified floating–rate index. Interest rate swaps are used by the Bank to effectively convert floating-rate debt with a one month LIBOR rate index to a fixed rate five-year constant maturity treasury index. The income derived from these instruments is recorded on the accrual basis. The income from these instruments is recorded in net interest expense and resulted in an increase in net interest expense of $371,355 in 2004, $637,639 in 2003, and $18,496 in 2002.

The Company uses interest rate swaps to hedge the re-pricing characteristics of assets or liabilities. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted. There were no cash-flow hedging gains and losses, which were reclassified from other comprehensive income to other income as a result of the discontinuance of cash-flow hedges related to certain forecasted transactions that are probable of not occurring.

The following table details various information regarding interest rate swaps used for purposes other than trading as of December 31, 2004:

	Notional Amount	Carrying Value	Estimated Fair Value	Weighted Average Rate Received	Weighted Average Rate Paid	Weighted Average Years to Expiration	Weighted Average Repricing Frequency (Days)
Swaps:							
Pay floating, receive fixed	$10,000	14	14	3.150%	2.215%	3.71	90
Pay fixed, receive floating	$25,000	314	314	2.310%	2.855%	2.52	90
	$35,000	328	328	2.550%	2.670%	2.86	90

Interest rate swaps acquired for other than trading purposes are used to help reduce the risk of interest rate movements for specific categories of assets and liabilities. At December 31, 2004, such swaps were associated with floating rate debt in the notional amount of $35 million.

Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the related interest–earning assets or interest–bearing liabilities over the periods covered by the contracts.

All of the Bank's derivative financial instruments are over-the-counter instruments and are not exchange traded. Market values are obtained from the counter parties to each instrument. The Bank only uses other commercial banks as a counter party to their derivative activity. The Bank performs stress tests and other models to assess risk exposure.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the statement of condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents: Fair value equals the carrying value of such assets.

Trading securities and investment securities available for sale: Fair values for trading securities and investment securities available for sale are based on quoted market prices.

Accrued interest receivable and payable: Fair value equals the carrying value of these instruments.

Loans, net: For variable rate loans (those repricing within six months) fair values are based on carrying values. Fixed rate commercial loans, other installment loans, and certain real estate mortgage loans were valued using discounted cash flows. The discount rate used to determine the present value of these loans was based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

Derivative instruments: Fair values of the Company's derivative instruments are based on values obtained from counter parties, or other quotations received from third parties. The Company's loan commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed rate loans for relatively short periods of time. Because of this policy and the absence of any known credit exposure, the estimated value of the Company's loan commitments is nominal.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts.

Time deposits: The fair value of relatively short-term time deposits is equal to their carrying values. Discounted cash flows have been used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase, floating rate borrowings from the Federal Home Loan Bank and the U.S. Treasury Tax and Loan account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long-term debt: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2004 and 2003:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 13,949	$ 13,949	$ 12,644	$ 12,644
Investment securities available for sale	127,721	127,721	139,104	139,104
Accrued interest receivable	4,649	4,649	4,972	4,972
Loans, net of unearned	396,922	397,543	379,736	387,703
Derivative instruments	328	328	(256)	(256)
Liabilities:				
Deposits	400,451	402,845	387,680	395,360
Short-term borrowings	941	941	2,587	2,587
Long-term debt	89,637	92,022	95,755	97,724

21. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Statements of Condition

	December 31, 2004	December 31, 2003
ASSETS:		
Cash on deposit	$ 1,510,972	$ 1,561,393
Investment in subsidiaries	78,851,065	69,997,483
Investment securities available for sale	703,240	886,543
Other assets	993,646	988,891
TOTAL ASSETS	$82,058,923	$73,434,310
LIABILITIES:		
Other liabilities	$ 146,046	$ 105,105
SHAREHOLDERS' EQUITY	81,912,877	73,329,205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$82,058,923	$73,434,310

Statements of Income

	Year ended December 31, 2004	2003	2002
INCOME			
Dividend income, First United Security Bank	$ 4,631,237	$ 4,309,624	$7,442,645
Interest income	31,516	58,596	129,038
Investment securities gains, net	0	0	56,241
Total income	4,662,753	4,368,220	7,627,924
EXPENSES	267,842	279,352	236,175
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	4,394,911	4,088,868	7,391,749
EQUITY IN UNDISTRIBUTED (DIVIDENDS IN EXCESS OF) INCOME OF SUBSIDIARIES	8,735,639	7,326,538	1,783,305
NET INCOME	$13,130,550	$11,415,406	$9,175,054

Statements of Cash Flows

	Year ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$13,130,550	$11,415,406	$ 9,175,054
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (dividends in excess of) income of subsidiaries	(8,735,639)	(7,326,538)	(1,783,305)
(Increase) decrease in other assets	(4,756)	10,645	24,319
Increase (decrease) in other liabilities	31,093	24,550	(29,992)
Net cash provided by operating activities	4,421,248	4,124,063	7,386,076
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiary	(50,000)	0	0
Proceeds from maturities and prepayments of investment securities available for sale	209,568	1,019,183	1,070,782
Net cash provided by investing activities	159,568	1,019,183	1,070,782
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of treasury stock	0	0	(4,549,610)
Proceeds from issuance of common stock	0	74,312	164,500
Cash dividends paid	(4,631,237)	(4,309,621)	(3,885,799)
Net cash used in financing activities	(4,631,237)	(4,235,309)	(8,270,909)
(DECREASE) INCREASE IN CASH	(50,421)	907,937	185,949
CASH AT BEGINNING OF YEAR	1,561,393	653,456	467,507
CASH AT END OF YEAR	$ 1,510,972	$ 1,561,393	$ 653,456

22. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$12,697	$12,519	$12,148	$12,070	$12,528	$11,683	$11,406	$11,105
Interest expense	2,640	2,576	2,493	2,500	2,572	2,637	2,878	3,048
Net interest income	10,057	9,943	9,655	9,570	9,956	9,046	8,528	8,057
Provision for loan losses	1,074	1,200	789	661	842	665	1,007	991
Net interest income, after provision for loan losses	8,983	8,743	8,866	8,909	9,114	8,381	7,521	7,066
Noninterest:								
Income	1,392	1,498	1,390	1,315	1,540	1,427	1,384	1,311
Expenses	5,444	5,721	5,661	5,219	5,357	5,581	5,285	5,083
Income before income taxes	4,931	4,520	4,595	5,005	5,297	4,227	3,620	3,294
Provision for income taxes	1,332	1,559	1,453	1,576	1,646	1,312	1,110	955
Net income after taxes	$ 3,599	$ 2,961	$ 3,142	$ 3,429	$ 3,651	$ 2,915	$ 2,510	$ 2,339
Earnings per common share:								
Basic earnings	$ .56	$ .46	$ .49	$ .53	$ .56	$ .45	$ .39	$ .37
Diluted earnings	$ .56	$ .46	$ .49	$ .53	$ .56	$ .45	$ .39	$ .37

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FIRST UNITED SECURITY BANK
BRANCH LOCATIONS

Corporate Office
131 West Front Street
Thomasville, AL 36784
(334) 636-5424

Rosemary Ingram, Mgr.
32451 Highway 43 South
Thomasville, AL 36784
(334) 637-0078

Dana Becton, Mgr.
33445 Highway 43 North
Thomasville, AL 36784
(334) 636-5429

Rick Harvey, Mgr.
1910 Highway 178
Fulton, AL 36446
(334) 636-5474

Rick Harvey, Mgr.
131 Main Street
Grove Hill, AL 36451
(251) 275-4111

Rick Harvey, Mgr.
102 Cobb Street
Grove Hill, AL 36451
(251) 275-4380

Chris Doggett, Mgr.
2101 College Ave.
Jackson, AL 36545
(251) 246-2445

Chris Doggett, Mgr.
208 Commerce Street
Jackson, AL 36545
(251) 246-1505

Chris Doggett, Mgr.
688 Highway 84
Coffeeville, AL 36524
(251) 276-3291

Georgia Dozier, Mgr.
305 South Mulberry Ave.
Butler, AL 36904
(205) 459-3011

Sonja Brown, Mgr.
43 Melvin Road
Gilbertown, AL 36908
(251) 843-2211

Willie Dunn, Mgr.
2334 Main Street
Brent, AL 35034
(205) 926-4627

Ken Cottingham, Mgr.
135 Belcher St.
Centreville, AL 35042
(205) 926-4861

Billie Hudson, Mgr.
20041 Highway 11
Woodstock, AL 35188
(205) 938-7873

Debbie Cobern, Mgr.
22170 Highway 216
McCalla, AL 35111
(205) 477-4623

Blanton Moore, Mgr.
62 Wheat Street
Harpersville, AL 35078
(205) 672-8752

Wayne Norman, Mgr.
4720 Highway 31 S
Calera, AL 35040
(205) 668-0425

Richard Key, Mgr.
8710 Highway 69 S
Tuscaloosa, AL 35405
(205) 242-0044

UNITED SECURITY BANCSHARES, INC.
EXECUTIVE OFFICERS

R. Terry Phillips
President and Chief Executive Officer of Bancshares and First United Security

Larry M. Sellers
Vice-President, Secretary and Treasurer of Bancshares and Senior Executive Vice-President and Chief Administrative Officer of First United Security

Robert Steen
Assistant Vice-President, Assistant Treasurer, Principal Financial Officer and Principal Accounting Officer of Bancshares and Executive Vice-President and Chief Financial Officer of First United Security

William D. Morgan
Assistant Vice-President and Assistant Secretary of Bancshares and Executive Vice-President, Loan Administration of First United Security

Dan R. Barlow
Assistant Vice-President of Bancshares and Executive Vice-President, City President of First United Security

J. Daniel Matheson, III
Investment Officer of Bancshares and Senior Vice-President, Investment Officer of First United Security

CORPORATE INFORMATION

COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ SmallCap Market System and is traded under the symbol USBI and Cusip number 911459105. As of March 8, 2005, there were 6,430,454 outstanding shares, 7,317,560 issued shares, and approximately 953 shareholders.

CORPORATE OFFICES

131 West Front Street / P. O. Box 249
Thomasville, Alabama 36784
Telephone: (334) 636-5424

FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of this report is available on the SEC's website at www.sec.gov and also by written request to Larry M. Sellers, Secretary, United Security Bancshares, Inc., at the corporate office.

STOCK MARKET INFORMATION

The Company has paid cash dividends on its common stock on a quarterly basis in the past three years as follows:

Fiscal Year	Dividends Paid On Common Stock (Per Annum)
2002	.60
2003	.67
2004	.72

The sales price ranges by quarter are listed as follows, as adjusted for a two-for-one stock split declared on June 19, 2003:

2003	High	Low
First Quarter	$27.15	$14.68
Second Quarter	26.72	22.25
Third Quarter	33.45	22.25
Fourth Quarter	33.64	25.93

2004	High	Low
First Quarter	$30.86	$22.31
Second Quarter	27.99	18.38
Third Quarter	28.14	19.67
Fourth Quarter	33.41	27.01

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Suite 2400 AmSouth/Harbert Plaza
Birmingham, Alabama 35203
Telephone: (205) 254-1000

AUDITORS

Ernst & Young, LLP
1901 Sixth Avenue North
Suite 1900 AmSouth/Harbert Plaza
Birmingham, Alabama 35203
Telephone: (205) 251-2000

Auditors subsequent to the filing of the 2004 10-K:

Mauldin & Jenkins, Certified Public Accountants and Consultants, L.L.C.
2000 Southbridge Parkway, Suite 501
Birmingham, Alabama 35209
Telephone: (205) 445-2880

TRANSFER & PAYING AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: (800) 368-5948

MARKET MAKERS

Legg Mason Wood Walker, Inc.
3800 Airport Blvd., Suite 303
Mobile, Alabama 36608
Telephone: (251) 342-1361

Ryan Beck & Co.
220 South Orange Avenue
Livingston, New Jersey 07039
Telephone: (973) 597-5875

Sterne, Agee & Leach, Inc.
4300 Downtowner Loop North
Mobile, Alabama 36609
Telephone: (800) 848-8572

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com